This supplement, together with the management information circular of Nordion Inc. dated April 22, 2014, are important materials and require your immediate attention. They require shareholders of Nordion Inc. to make important decisions. If you are in doubt as to how to make such decisions, please contact your financial, legal, tax or other professional advisors. If you are a Canadian Shareholder and have any questions or require more information with regard to voting your Common Shares, please contact Nordion Inc.’s proxy solicitation agent for Canada, CST Phoenix Advisors, by toll-free telephone in North America at 1-800-332-4904 or at 1-201-806-2222 outside of North America, or by email at inquiries@phoenixadvisorscst.com. If you are a U.S. Shareholder and have any questions or require more information with regard to voting your Common Shares, please contact Nordion Inc.’s proxy solicitation agent for the U.S., Innisfree M&A Incorporated, by toll-free telephone in North America at 1-888-750-5834, or collect at 1-212-750-5833.

SUPPLEMENT TO THE
MANAGEMENT INFORMATION CIRCULAR

with respect to, in addition to annual meeting matters, an

ARRANGEMENT

involving

NORDION INC.

and

8832528 CANADA INC., an affiliate of STERIGENICS INTERNATIONAL LLC

The Board has unanimously determined that the Arrangement is in the best interests of Nordion. The Board has unanimously approved the Arrangement and re-affirms its recommendation that Shareholders vote FOR the Arrangement.

Nordion Inc.
May 8, 2014

LETTER TO SHAREHOLDERS

May 8, 2014

Dear shareholders:

As you already know, you have an important decision to make before the annual and special meeting (the “Meeting”) of the holders (the “Shareholders”) of common shares (the “Common Shares”) of Nordion Inc. (the “Company” or “Nordion”) which will be held at 2:00 p.m. (Eastern Time) on May 27, 2014 at the Brookstreet Hotel, located at 525 Legget Dr, Ottawa, Ontario, Canada, K2K 2W2.

At the Meeting, Shareholders will be asked to consider and, if deemed advisable, to pass, with or without variation, a special resolution approving a statutory plan of arrangement (the “Arrangement”) under section 192 of the Canada Business Corporations Act in accordance with the terms and conditions of the arrangement agreement dated March 28, 2014 among Nordion, 8832528 Canada Inc. (the “Purchaser”), Sterigenics International LLC (“Sterigenics”), STHI Holding Corp. and STHI Intermediate Holding Corp. (the “Arrangement Agreement”), as amended by the Amending Agreement (as defined below). Under the Arrangement, the Purchaser will effectively acquire all of the issued and outstanding Common Shares. The Purchaser is affiliated with Sterigenics, a global leader in sterilization services and a portfolio company of certain investment funds managed by GTCR LLC, a private equity firm based in Chicago, Illinois.

The parties to the Arrangement Agreement have entered into an amendment to the Arrangement Agreement (the “Amending Agreement”) pursuant to which the consideration to be received by each Shareholder under the Arrangement was increased to U.S.$12.25 per Common Share (the “Consideration”). The Consideration represents an increase of U.S.$0.50 per Common Share and a premium of approximately 4% over the cash consideration of U.S.$11.75 per Common Share that was initially to be received by Shareholders.

The Consideration represents:

•	a premium of approximately 17% to the closing price of U.S.$10.48 per Common Share on the NYSE on March 27, 2014, the day immediately before the announcement of the Arrangement;

•	a premium of approximately 29% over the 90-day volume weighted average price of U.S.$9.47 per Common Share on the NYSE as at March 27, 2014;

•
a premium of approximately 92% to the closing price of U.S.$6.39 per Common Share on the NYSE on January 25, 2013, the last trading day immediately before the announcement of the strategic review process; and

•
a cash adjusted premium to the 90-day volume weighted average price on the NYSE of approximately 64% as at March 27, 2014, adjusting for the Company’s fiscal Q1 2014 reported cash and cash equivalents balance of U.S.$319.5 million or U.S.$5.16 per share.

The accompanying supplement (the “Supplement”) to the Company’s management information circular dated April 22, 2014 (the “Information Circular”) previously mailed to Shareholders contains detailed information as to the specific changes to the Arrangement provided for by the Amending Agreement. The Supplement should be read in conjunction with the Information Circular.

The Board of Directors has unanimously determined that the Arrangement, as amended by the Amending Agreement, is in the best interests of Nordion and is fair to the Shareholders. The Board of Directors has unanimously approved the Amending Agreement and re-affirms its recommendation that Shareholders vote FOR the Arrangement.

In light of the amendments to the Arrangement, a new letter of transmittal reflecting the Consideration and containing complete instructions for registered holders of Common Shares on how to deposit their Common Shares under the Arrangement is being provided with the Supplement. If you have already completed, executed and delivered the letter of transmittal that you had previously received with the Information Circular and wish to change your election of currency for the Consideration, please complete, execute and deliver the enclosed letter of transmittal in accordance with the instructions set forth therein. If you do not wish to change your election, there is no need for you to submit the enclosed letter of transmittal and you will receive the Consideration in the manner indicated in your previously delivered letter of transmittal. If the Arrangement is approved, you will not actually receive your cash until the Arrangement is completed and you have returned your properly completed documents, including your letter of transmittal and certificates representing your Common Shares.

Your vote is important regardless of the number of Common Shares you hold. The form of proxy that was previously provided to you together with the Information Circular for use at the Meeting is again enclosed herewith. If you have already submitted your proxy and you do not wish to change your votes on the matters set forth therein, no further action is required on your part and your votes will be counted at the Meeting in accordance with the proxy you have already submitted. If you have already submitted your proxy and you wish to change how your proxy was voted, you must comply with the proxy revocation procedures set forth in the proxy and in the Information Circular. If you have not already submitted your proxy, please complete and sign the form of proxy and return it to Nordion’s transfer agent, CST Trust Company, no later than 5:00 p.m. (Eastern Time) on May 23, 2014 or, if the Meeting is adjourned or postponed, by 5:00 p.m. (Eastern time) two (2) business days (excluding Saturdays, Sundays and holidays) before the day on which the Meeting is reconvened. Late proxies may be accepted or rejected by the Chair of the Meeting at his or her discretion.

For those Shareholders who cannot attend the Meeting in person, Nordion has made arrangements to provide a live teleconference of the Meeting. However, Shareholders will not be permitted to vote or otherwise participate in the Meeting through the teleconference facility. Details on how you may listen to and follow the proceedings can be found on our website at www.nordion.com/investors/calendar_events.asp.

If you hold your Common Shares through a broker, investment bank dealer, bank, trust company, nominee or other intermediary (an “Intermediary”), you must provide your instructions sooner (preferably at least two (2) days prior to the deadline) to enable the Intermediary to act upon them prior to the deadline. Non-registered Shareholders who complete and return an instrument of proxy must indicate thereon the Intermediary (usually a brokerage house) who holds their Common Shares as a registered Shareholder. Every Intermediary has its own mailing procedure, and provides its own return instructions, which should be carefully followed.

If you have any questions or require any assistance in completing your proxy, please contact Nordion’s proxy solicitation agents:

•	Canadian Shareholders: CST Phoenix Advisors at 1-800-332-4904 (toll free in North America) or 1-201-806-2222 (international direct dial) or by email at inquiries@phoenixadvisorscst.com; or

•	United States Shareholders: Innisfree M&A Incorporated, at 1-888-750-5834 (toll free in North America) or collect at

1-212-750-5833.

On behalf of Nordion, I would like to thank all Shareholders for their ongoing support as we prepare to take part in this very important milestone event for Nordion.

Yours very truly,

Steve West
Chief Executive Officer and Director
Nordion Inc.

TABLE OF CONTENTS

INTRODUCTION	1
CAUTION ON FORWARD-LOOKING STATEMENTS	2
NOTICE TO UNITED STATES SHAREHOLDERS	2
CURRENCY	3
FREQUENTLY ASKED QUESTIONS	4
VOTING INFORMATION	6
Purpose of the Meeting	6
Date, Time and Place of the Meeting	6
Record Date	6
Solicitation of Proxies	6
Proxies Previously Submitted	6
Appointment of Proxies	7
Non-registered Shareholders	7
Revocation of Proxies	7
Voting of Proxies	7
Voting Shares and Principal Holders Thereof	7
Procedure and Votes Required	8
Depositary	8
Other Business	8
THE ARRANGEMENT	8
Background to the Amending Agreement	8
Reasons for the Recommendation of the Special Committee	9
Recommendation of the Special Committee	10
Recommendation of the Board	10
Opinion of Financial Advisor	10
Engagement of Canaccord Genuity	12
Effect of the Arrangement	12
Arrangement Mechanics	12
Summary of the Amending Agreement	12
Interest of Certain Persons in the Arrangement	13
RISK FACTORS	17
GENERAL AND ADDITIONAL INFORMATION	17
Additional Information	17
Approval by Directors	17
GLOSSARY OF TERMS	18
CONSENT OF JEFFERIES LLC	22
CONSENT OF CANACCORD GENUITY CORP.	23
APPENDIX “A” — PLAN OF ARRANGEMENT	A-1
APPENDIX “B” — OPINION OF JEFFERIES LLC	B-1

INFORMATION CIRCULAR

INTRODUCTION

This supplement dated May 8, 2014 (the “Supplement”) to the management information circular of Nordion Inc. (the “Company” or “Nordion”) dated April 22, 2014 (the “Information Circular”) is delivered in connection with the solicitation of proxies by and on behalf of the management of the Company for use at the annual and special meeting of shareholders of Nordion (the “Shareholders”) to be held on May 27, 2014 (the “Meeting”), or at any adjournment(s) or postponement(s) thereof, at the time and place and for the purposes set forth in the notice of annual and special meeting accompanying the Information Circular. The Record Date remains the close of business on April 24, 2014 as set forth in the Information Circular. Only the Shareholders whose names have been entered in Nordion’s register on the Record Date are entitled to attend and to vote at the Meeting.

At the Meeting, in addition to annual general meeting matters, the Shareholders will be asked to consider and, if deemed advisable, to pass, with or without variation, a special resolution approving a statutory plan of arrangement (the “Plan of Arrangement”) under section 192 of the Canada Business Corporations Act (the “CBCA”) in accordance with the terms and conditions of the arrangement agreement dated March 28, 2014 (the “Arrangement Agreement”), as amended by the Amending Agreement (as defined below), among Nordion, 8832528 Canada Inc. (the “Purchaser”), Sterigenics International LLC (“Sterigenics”), STHI Holding Corp. and STHI Intermediate Holding Corp. (the “Arrangement”). Under the Arrangement, the Purchaser will effectively acquire all of the issued and outstanding Common Shares. The Purchaser is affiliated with Sterigenics, a global leader in sterilization services and a portfolio company of certain investment funds managed by GTCR LLC, a private equity firm based in Chicago, Illinois.

The Information Circular previously mailed to Shareholders described, among other things, the details of the Arrangement and contemplated that each Shareholder would be entitled to receive $11.75 in respect of each Common Share held.

On May 4, 2014, Nordion, the Purchaser and the Guarantors entered into an amendment to the Arrangement Agreement (the “Amending Agreement”) pursuant to which each Shareholder is entitled to receive under the Arrangement cash consideration of $12.25 in respect of each Common Share held (the “Consideration”) and Nordion issued a press release on May 5, 2014, publicly announcing the Amending Agreement.

No person has been authorized to give any information or make any representation in connection with the Arrangement or any other matters to be considered at the Meeting other than those contained in this Supplement and in the Information Circular and, if given or made, any such information or representation must not be relied upon as having been authorized.

All summaries of, and references to, the Arrangement, the Arrangement Agreement, the Amending Agreement and the Plan of Arrangement in this Supplement are qualified in their entirety by reference to the complete text of the Arrangement Agreement and the Amending Agreement, copies of which are available on SEDAR under Nordion’s issuer profile at www.sedar.com and on EDGAR under Nordion’s issuer profile at www.sec.gov/edgar, and the Plan of Arrangement, a copy of which is attached to this Supplement as Appendix “A”. You are urged to carefully read the full text of the Arrangement Agreement, the Amending Agreement and the Plan of Arrangement.

The Arrangement Resolution on which Shareholders are asked to vote at the Meeting in connection with the Arrangement remains the Arrangement Resolution set forth as Appendix “B” of the Information Circular.

All capitalized terms used in this Supplement but not otherwise defined herein or under the heading “Glossary of Terms” will have the respective meanings given to them in the Information Circular. Information contained in this Supplement is given as of May 8, 2014, unless otherwise specifically stated. Except as specifically modified by this Supplement, the Information Circular, as filed on Nordion’s profile on SEDAR and EDGAR, remains unchanged.

THIS SUPPLEMENT CONTAINS IMPORTANT INFORMATION AND SHOULD BE READ IN CONJUNCTION WITH THE INFORMATION CIRCULAR.

This Supplement does not constitute an offer to buy, or a solicitation of an offer to sell, any securities in connection with the Arrangement, or the solicitation of a proxy, in any jurisdiction, to or from any person to whom it is unlawful to make such proxy solicitation in such jurisdiction. The delivery of this Supplement will not, under any circumstances, create any implication or be treated as a representation that there has been no change in the information set forth herein since the date of this Supplement.

Shareholders should not construe the contents of this Supplement as legal, tax or financial advice and are urged to consult with their own legal, tax, financial or other professional advisors.

NO CANADIAN SECURITIES REGULATORY AUTHORITY NOR THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION HAS PASSED UPON THE ACCURACY OR ADEQUACY OF THIS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS AN OFFENCE.

CAUTION ON FORWARD-LOOKING STATEMENTS

The cautionary statements included in the Information Circular under the headings “Caution on Forward-Looking Statements” and “Risk Factors” continue to apply to the disclosure provided in this Supplement, including, in particular, but not limited to, statements with respect to the proposed Arrangement, timing and anticipated receipt of Key Regulatory Approvals, enactment of the Proposed Nordion Act Amendments, and receipt of Court approval and Required Shareholder Approval for the Arrangement, information concerning Nordion and the Purchaser Parties and their financial capacity and availability of capital, the anticipated benefits of the Arrangement to Nordion and the Purchaser Parties, the treatment of Shareholders under tax laws, the ability of the Company and the Purchaser to satisfy the other conditions to and to complete the Arrangement, the anticipated timing for the completion of the Arrangement and delisting of the Common Shares from the TSX and NYSE and Nordion’s projected sales volumes and revenues.

NOTICE TO UNITED STATES SHAREHOLDERS

The Company is a corporation organized under the Laws of Canada and is a foreign private issuer within the meaning of Rule 3b-4 under the U.S. Exchange Act. The solicitation of proxies for the Meeting is not subject to the proxy requirements of Section 14(a) of the U.S. Exchange Act. Accordingly, the solicitation contemplated herein is being made to United States Shareholders only in accordance with Canadian corporate and securities laws and this Supplement has been prepared solely in accordance with disclosure requirements applicable in Canada. United States Shareholders should be aware that such requirements are different from those of the United States applicable to proxy statements under the U.S. Exchange Act. Specifically, information contained or incorporated by reference herein has been prepared in accordance with Canadian disclosure standards, which are not comparable in all respects to United States disclosure standards.

The financial statements and other financial information included or incorporated by reference in this Supplement have been presented in U.S. dollars except where otherwise noted, were prepared in accordance with accounting principles generally accepted in the United States, but are subject to Canadian auditing and auditor independence standards, which differ from U.S. auditing and auditor independence standards in certain material respects, and thus may not be comparable to financial statements of United States companies.

The enforcement by Shareholders of civil liabilities under the United States federal and state securities laws may be affected adversely by the fact that the Company and the Purchaser are incorporated or organized outside the United States, that some or all of their respective officers and directors and the experts named herein are residents of a country other than the United States, and that all or a substantial portion of the assets of the Company and the Purchaser and such persons are located outside the United States. As a result, it may be difficult or impossible for the United States Shareholders to effect service of process within the United States upon the Company, the Purchaser, their respective officers and directors or the experts named herein, or to realize against them upon judgments of courts of the United States predicated upon civil liabilities under the federal securities laws of the United States or any state securities laws. In addition, the United States Shareholders should not assume that the courts of Canada: (a) would enforce judgments of United States courts obtained in actions against such persons predicated upon civil liabilities under the federal securities laws of the United States or any state securities laws, or (b) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under the federal securities laws of the United States or any state securities laws.

The Arrangement has not been approved or disapproved by the United States Securities and Exchange Commission or any other securities regulatory authority, nor has any securities regulatory authority passed upon the fairness or the merits of this transaction or upon the accuracy or adequacy of the information contained in this Supplement.

U.S. Holders are advised to consult their independent tax advisors regarding the U.S. federal, state, local and foreign tax consequences to them of participating in the Arrangement and should carefully read the information under “Certain U.S. Federal Income Tax Considerations” in the Information Circular.

CURRENCY

This Supplement contains references to United States of America dollars, referred to herein as “U.S. dollars”, “U.S.$” or “$”, and to Canadian dollars, referred to herein as “Cdn$”, “C$” or “Canadian dollars”. Except as otherwise indicated, all dollar amounts indicated in this Supplement are expressed in U.S. dollars. The following table sets forth the closing, high, low and average exchange rates for one (1) Canadian dollar in terms of U.S. dollars for fiscal years ended October 31, 2013, 2012 and 2011 and for the six-month period ended April 30, 2014, as reported by the Bank of Canada.

	Year Ended October 31 ($)			Six-Month Period Ended April 30 ($)
	2013	2012	2011	2014
Rate at end of Period	$ 0.9589	$ 1.0004	$ 1.0065	$ 0.9127
Average rate during Period(1)	$ 0.9807	$ 0.9954	$ 1.0133	$ 0.9199
High during Period	$ 1.0164	$ 1.0299	$ 1.0583	$ 0.9617
Low during Period	$ 0.9455	$ 0.9536	$ 0.9430	$ 0.8866

Notes:
(1)	Calculated as an average of the daily noon rates for each period.

On May 8, 2014, the noon rate published by the Bank of Canada for the conversion of Canadian dollars into U.S. dollars was Cdn$1.00 = $0.9210 and for U.S. dollars into Canadian dollars was $1.00 = Cdn$1.0858.

The cash payments to Shareholders will be denominated in U.S. dollars. However, Shareholders can also receive payment of the cash to which they are entitled under the Arrangement in Canadian dollars by checking “Canadian dollars” on the Letter of Transmittal in which case each such Shareholder will have acknowledged and agreed that the exchange rate for the U.S. dollar expressed in Canadian dollars will be based on the exchange rate available to the Depositary at its typical banking institution on the date the funds are converted. A Shareholder electing to receive payment of the cash to which it is entitled under the Arrangement made in Canadian Dollars will have further acknowledged and agreed that any change to the currency exchange rates of the United States or Canada will be at the sole risk of such Shareholder. Any Shareholder who does not make a Canadian dollar election prior to the Effective Date will receive U.S. dollars.

FREQUENTLY ASKED QUESTIONS

Pursuant to the terms of the Arrangement Agreement, as amended by the Amending Agreement, the Purchaser will effectively acquire all of the outstanding Common Shares of Nordion by way of a statutory plan of arrangement under the CBCA. The Information Circular, together with this Supplement, contains important information about the Arrangement, the Arrangement Agreement, as amended by the Amending Agreement, the Meeting and on how to vote at the Meeting. The following section provides answers to certain anticipated questions about this Supplement and the Arrangement. Please note that this section may not address all issues that may be important to you. Accordingly, you should carefully read this Supplement together with the Information Circular, including each appendix.

Why have I received this Supplement?

On May 4, 2014, Nordion, the Purchaser and the Guarantors entered into an amendment to the Arrangement Agreement pursuant to which the consideration to be received by Shareholders in connection with the Arrangement was increased from $11.75 to $12.25 per share, with all other terms of the Arrangement Agreement remaining unchanged. This Supplement provides details on the Amending Agreement and other relevant information on the Arrangement. Except as otherwise set forth in this Supplement, the terms and conditions previously set forth in the Information Circular continue to be applicable in all respects. This Supplement should be read in conjunction with the Information Circular, both of which contain important information concerning the Arrangement and should therefore be reviewed carefully.

Why was the consideration to be received by Shareholders increased?

Information concerning the reasons behind the increase to the consideration to be received by Shareholders pursuant to the Arrangement is provided under “The Arrangement — Background to the Amending Agreement”.

What premium does the Consideration offered for the Common Shares represent?

The Consideration represents a premium of approximately 17% to the closing price of $10.48 per Common Share on the NYSE on March 27, 2014, the day immediately before the initial announcement concerning the Arrangement; a premium of approximately 29% over the 90-day volume weighted average price of $9.47 per Common Share on the NYSE as at March 27, 2014; a premium of approximately 92% to the closing price of $6.39 per Common Share on the NYSE on January 25, 2013, the last trading day immediately before the announcement of the strategic review process; a cash adjusted premium to the 90-day volume weighted average price on the NYSE of approximately 64% as at March 27, 2014, adjusting for the Company’s fiscal Q1 2014 reported cash and cash equivalents balance of $319.5 million or $5.16 per share; and a premium of approximately 4% over the cash consideration of $11.75 per share that was initially to be received by Shareholders under the Arrangement before the Arrangement Agreement was amended.

Are there changes to the Arrangement Agreement other than with respect to the increased consideration?

No. All other terms of the Arrangement Agreement remain unchanged.

Does the Board continue to support the Arrangement?

Yes. After careful consideration by the Board and the Special Committee, the Board has unanimously determined that the Arrangement, as amended by the Amending Agreement, is in the best interests of Nordion and is fair to the Shareholders. The Board unanimously approved the amendment to the Arrangement Agreement and re-affirms its recommendation that Shareholders vote FOR the Arrangement.

In making its recommendation, the Board considered a number of factors including, among other things, the unanimous recommendation of the Special Committee and the other factors described more fully in this Supplement and in the Information Circular. See “The Arrangement — Recommendation of the Board”.

Have there been any changes to the scheduled time or location of the Meeting or the Record Date?

No. The Meeting will still be held at 2:00 p.m. (Eastern Time), on May 27, 2014 at the Brookstreet Hotel, located at 525 Legget Dr, Ottawa, Ontario, Canada, K2K 2W2. The Record Date remains the close of business on April 24, 2014 as set forth in the Information Circular. Only the Shareholders whose names have been entered in Nordion’s register on the Record Date are entitled to attend and to vote at the Meeting.

Does the amendment to the Arrangement change the anticipated timing for completion of the Arrangement?

No. It is still anticipated that the Arrangement will be completed in the second half of calendar 2014. However, completion of the Arrangement is contingent on many factors and it is not possible at this time to determine precisely when or if the Arrangement will become effective.

Why am I receiving another Form of Proxy?

The Form of Proxy that was previously provided to you together with the Information Circular for use at the Meeting is again enclosed herewith for your convenience. If you have already submitted your proxy and you do not wish to change your votes on the matters set forth therein, no further action is required on your part and your votes will be counted at the Meeting in accordance with the proxy you have already submitted. If you have already submitted your proxy and you wish to change how your proxy was voted, you must comply with the proxy revocation procedures set forth in the proxy and in the Information Circular and described again under the heading “Voting Information — Revocation of Proxies” below. If you have not already submitted your proxy, please complete and sign the Form of Proxy and return it to Nordion’s transfer agent, CST Trust Company, no later than 5:00 p.m. (Eastern Time) on May 23, 2014 or, if the Meeting is adjourned or postponed, by 5:00 p.m. (Eastern time) two (2) business days (excluding Saturdays, Sundays and holidays) before the day on which the Meeting is reconvened. Late proxies may be accepted or rejected by the Chair of the Meeting at his or her discretion.

Why have I received a new letter of transmittal?

In light of the amendments to the Arrangement, a new letter of transmittal reflecting the Consideration is being provided with the Supplement. If you have not already submitted the previously mailed letter of transmittal, you should disregard it and should complete, execute and deliver this new letter of transmittal (the enclosed letter of transmittal together with the previously mailed letter of transmittal collectively being referred to herein as the “Letter of Transmittal”), which contains complete instructions for registered holders of Common Shares on how to deposit their Common Shares under the Arrangement.

If the Arrangement is approved, you will not actually receive your cash until the Arrangement is completed and you have returned your properly completed documents, including the Letter of Transmittal and certificates representing your Common Shares.

What should I do if I have already sent in my letter of transmittal?

If you have already completed, executed and delivered the letter of transmittal that you had previously received with the Information Circular and wish to change your election of currency for the Consideration, please complete, execute and deliver the Letter of Transmittal in accordance with the instructions set forth therein. If you do not wish to change your election, there is no need for you to submit a new letter of transmittal. Your election will be handled in the manner indicated in your previously delivered letter of transmittal and you will receive the Consideration.

Who can I contact if I have questions?

If you are a Canadian Shareholder and have any questions about the information contained in this Supplement or in the Information Circular or require assistance in completing your form of proxy or Letter of Transmittal, please contact Nordion’s proxy solicitation agent, CST Phoenix Advisors, toll free at 1-800-332-4904.

If you are a U.S. Shareholder and have any questions about the information contained in this Supplement or in the Information Circular or require assistance in completing your form of proxy or Letter of Transmittal, please contact Nordion’s U.S. proxy solicitation agent, Innisfree M&A Incorporated toll free at 1-888-750-5834.

If you have questions about deciding how to vote, you should contact your own legal, tax, financial or other professional advisor.

VOTING INFORMATION

Purpose of the Meeting

At the Meeting, Shareholders will consider and vote upon the following:

•	the Arrangement Resolution;

•	the reappointment of Ernst & Young LLP as the auditors and authorizing the directors to fix their remuneration;

•	the election of directors of the Company; and

•	any other business that may properly come before the Meeting,

and to receive the Report of the Directors and the Consolidated Financial Statements of the Company for the fiscal year ended October 31, 2013, together with the Auditors’ Report thereon.

Following an extensive review and analysis of the Arrangement and consideration of the other available alternatives, the Board unanimously determined, following the unanimous favourable recommendation of the Special Committee, that the Arrangement is in the best interests of the Company and is fair to the Shareholders. Accordingly, the Board unanimously approved the Arrangement and re-affirmed its recommendation that the Shareholders vote FOR the Arrangement Resolution. See “The Arrangement — Background to the Amending Agreement”, “The Arrangement — Reasons for the Recommendation of the Special Committee” and “The Arrangement — Recommendation of the Board” of this Supplement, and see “The Arrangement — Background to the Arrangement”, “The Arrangement — Reasons for the Recommendation of the Special Committee” and “The Arrangement — Recommendation of the Board” in the Information Circular.

No changes have been made to the Arrangement Resolution that will be voted upon at the Meeting, the full text of which can be found in Appendix “B” of the Information Circular.

Date, Time and Place of the Meeting

The Meeting will be held at 2:00 p.m. (Eastern Time) on May 27, 2014 at the Brookstreet Hotel, located at 525 Legget Dr, Ottawa, Ontario, Canada, K2K 2W2.

Record Date

The Shareholders entitled to vote at the Meeting are those holders of Common Shares as of the close of business on April 24, 2014.

Solicitation of Proxies

The Information Circular and this Supplement are being delivered in connection with the solicitation of proxies by the management of Nordion for use at the Meeting, or any adjournment(s) or postponement(s) thereof, at the place and for the purposes set out in the accompanying Notice of Meeting.

The solicitation of proxies is intended to be primarily by mail but may also be made by telephone, fax transmission or other electronic means of communication or in person by the directors, officers and employees of Nordion. The cost of such solicitation will be borne by Nordion. Nordion has retained CST Phoenix Advisors and Innisfree M&A Incorporated to solicit proxies at an estimated cost of $95,000. The cost of soliciting proxies will be borne by the Company. If the Purchaser requests the use of outside firms to solicit proxies, such costs shall be borne by the Purchaser. The Company will reimburse Intermediaries for their reasonable charges and expenses incurred in forwarding proxy material to non-registered Shareholders.

Proxies Previously Submitted

The Form of Proxy that was previously provided to Shareholders together with the Information Circular for use at the Meeting is again enclosed herewith. If a Shareholder has already completed and returned a proxy in respect of the Meeting and:

•	does not wish to change how their proxy was voted, the Shareholder does not need to take any further action; that proxy will continue to be valid for use at the Meeting; or

•
wishes to change how their proxy was voted, the Shareholder must comply with the proxy revocation procedures set forth in the proxy and in the Information Circular previously delivered to the Shareholder in connection with the Meeting and described again under the heading “Revocation of Proxies” below.

Appointment of Proxies

The individuals named in the accompanying Form of Proxy are executive officers of Nordion. A registered Shareholder wishing to appoint some other person (who need not to be a Shareholder) to represent such Shareholder at the Meeting has the right to do so, either by inserting such person’s name in the blank space provided in the applicable Form of Proxy or by completing another form of proxy. Such Shareholder should notify such nominee of the appointment, obtain such nominee’s consent to act as proxy and instruct such nominee on how the Common Shares held by such Shareholder are to be voted.

Non-registered Shareholders

Only Shareholders who are registered Shareholder or duly appointed individuals named in the Form of Proxy are permitted to vote at the Meeting. Most Shareholders are non-registered Shareholders because the Common Shares they beneficially own are not registered in their names but instead registered in the name of an intermediary (an “Intermediary”), such as a broker, investment dealer, bank or trust company, or in the name of a depository such as CDS Clearing And Depository Services Inc. in which the Intermediary is a participant. Please refer to the discussion on non-registered Shareholders under the heading “Introduction — Advice to Beneficial (Non-Registered) Shareholders” of the Information Circular.

Revocation of Proxies

A registered Shareholder who has given a proxy may revoke such proxy at any time before it is exercised, by instrument in writing executed by the Shareholder or by the Shareholder’s attorney authorized in writing and deposited either at the head office of Nordion, 447 March Road, Ottawa, Ontario, K2K 1X8, at any time so that it arrives by 5:00 p.m. (Eastern time) on May 23, 2014 or, if the Meeting is adjourned or postponed, by 5:00 p.m. (Eastern time) two (2) business days (excluding Saturdays, Sundays and holidays) before the day on which the Meeting is reconvened, or with the Chairman of the Meeting on the day of the Meeting or any adjournment(s) or postponement(s) thereof, or any other manner permitted by law. Non-registered Shareholders who wish to revoke their proxies must arrange for their respective Intermediaries to revoke their proxies on their behalf in accordance with the instructions of such Intermediary.

Voting of Proxies

The persons named in the enclosed Forms of Proxy have indicated their willingness to represent, as proxyholders, the Shareholders who appointed them. Each Shareholder may instruct its proxyholder how to vote the Shareholder’s Common Shares by completing the blanks in the applicable Form of Proxy.

Common Shares represented by properly executed Forms of Proxy in favour of the persons designated in the enclosed Form of Proxy will be voted or withheld from voting on any poll in accordance with the instructions made on the Form of Proxy and, if a Shareholder specifies a choice as to any matters to be acted on, such Shareholder’s Common Shares will be voted accordingly. In the absence of such instructions, such Common Shares will be voted FOR all matters identified in the Notice of Meeting accompanying the Information Circular.

The enclosed Form of Proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to any other matters which may properly come before the Meeting. As of May 8, 2014, no director or executive officer of Nordion is aware of any amendment, variation or other matter to be presented for vote at the Meeting.

Voting Shares and Principal Holders Thereof

Nordion’s issued and outstanding voting securities as at May 7, 2014 consist of 61,909,301 Common Shares. Each Shareholder will be entitled to one (1) vote for each Common Share held. The Board has set the close of business on April 24, 2014 as the Record Date for the Meeting. Nordion will prepare a list of Shareholders of record as at such time. Only Shareholders whose names have been entered in the register of Shareholders at the close of business on the Record Date are entitled to receive notice of, and to vote at, the Meeting.

To the knowledge of Nordion, as of March 31, 2014, other than Fidelity Management & Research Company, Pyramis Global Advisors, LLC, Pyramis Global Advisors Trust Company, Strategic Advisers Incorporated, FIL Limited, Crosby Advisors LLC and Fidelity SelectCo, LLC, no Person beneficially owns, directly or indirectly, or exercised control or direction over shares carrying more than 10% of the voting rights attached to shares of Nordion. As of March 31, 2014, Fidelity Management & Research Company, Pyramis Global Advisors, LLC, Pyramis Global Advisors Trust Company, Strategic Advisers Incorporated, FIL Limited, Crosby Advisors LLC and Fidelity SelectCo, LLC collectively owned 6,796,366 Common Shares, which represented 10.98% of the issued and outstanding Common Shares as of such date.

Procedure and Votes Required

The Arrangement Resolution must be approved by at least two-thirds of the votes cast on the Arrangement Resolution by Shareholders present in person or represented by proxy at the Meeting and entitled to vote at the Meeting.

The election of directors and the appointment of auditors will each be determined by a majority of votes cast at the Meeting by proxy or in person (subject to the majority voting policy with respect to the election of directors discussed in the Information Circular).

The Interim Order provides that each Shareholder at the close of business on the Record Date will be entitled to receive notice of, attend and to vote on the Arrangement Resolution at the Meeting. Each such Shareholder will be entitled to vote in accordance with the provisions set out below.

Pursuant to the Interim Order:

(a)	each Shareholder will be entitled to one vote for each Common Share held;

(b)	the quorum at the Meeting shall be two or more persons present at the Meeting and holding or representing by proxy not less than 25% of the Common Shares entitled to be voted at the Meeting; and

(c)	the Record Date for any postponement(s) or adjournment(s) of the Meeting shall not change, except as required by law.

Depositary

CST Trust Company will act as the Depositary for the receipt of certificates representing Common Shares and Letters of Transmittal deposited pursuant to the Arrangement. The Depositary will receive reasonable and customary compensation for its services in connection with the Arrangement, will be reimbursed for certain out-of-pocket expenses and will be indemnified by Nordion against certain liabilities under applicable Securities Laws and expenses in connection herewith.

No fee or commission is payable by a Shareholder who transmits its Common Shares directly to the Depositary. Except as set forth above or elsewhere in this Supplement or in the Information Circular, Nordion will not pay any fees or commissions to any broker or dealer or any person for soliciting deposits of Common Shares pursuant to the Arrangement.

Other Business

Management of Nordion does not intend to present and does not have any reason to believe that others will present any item of business other than those set forth in the Information Circular and this Supplement at the Meeting. However, if any other business is properly presented at the Meeting and may be properly considered and acted upon, proxies will be voted by those named in the applicable Form of Proxy in their sole discretion, including with respect to any amendments or variations to the matters identified in the Information Circular and this Supplement, to the extent permitted by Law.

THE ARRANGEMENT

Background to the Amending Agreement

The following is a summary of the main events leading up to the execution of the Amending Agreement and certain meetings, negotiations, discussions and actions of the parties that preceded the public announcement of the Amending Agreement on May 5, 2014. For a summary of the main events leading up to the execution of the Arrangement Agreement and the public announcement of the Arrangement on March 28, 2014, please refer to the Information Circular under “The Arrangement — Background to the Arrangement”.

On April 25, 2014, Nordion received an unsolicited written Acquisition Proposal from a third party (the “Third Party”) at a proposed price of $12.25 per Common Share (the “Unsolicited Proposal”), the material terms and conditions of which were provided to Sterigenics in accordance with the Arrangement Agreement. While the Unsolicited Proposal contained a comfort letter from financing sources, it did not have fully committed financing and was subject to other conditionality. The Third Party previously had participated in Nordion’s strategic review process and is referred to as Party A in the Information Circular. As described in the Information Circular, the Third Party had previously delivered proposals with a maximum proposed price of $10.70.

On April 25, 2014, the Special Committee, with its independent legal advisor and with management and the Company’s legal advisor, met to review and consider the Unsolicited Proposal and the requirements of the Arrangement Agreement. On April 26, 2014, the Board, with management, the Company’s legal advisor and the Special Committee’s independent legal advisor, met to review and consider the Unsolicited Proposal. At this meeting, management and the Company’s legal advisor presented the terms and conditions of the Unsolicited Proposal and described the process provided by the Arrangement Agreement with respect to the receipt of an unsolicited written Acquisition Proposal. A discussion ensued among the members of the Board, management and the legal advisors on the Unsolicited Proposal and the required next steps as provided by the Arrangement Agreement and it was determined, as recommended by the Special Committee, that it was in the best interests of the Company to retain an additional financial advisor to consider the Unsolicited Proposal.

On April 29, 2014, Nordion retained Canaccord Genuity as an additional financial advisor to assist Nordion in, among other things, its review of the Unsolicited Proposal and other competing proposals, if any.

On May 1, 2014, the Board, acting on the unanimous recommendation of the Special Committee and, in consultation with its outside counsel, Jefferies and Canaccord Genuity, unanimously determined that the Unsolicited Proposal was an Acquisition Proposal that could reasonably be expected to constitute or lead to a Superior Proposal. As required by the Arrangement Agreement, Nordion notified Sterigenics of such determination. Prior to Nordion engaging in discussions or negotiations with the Third Party, and at Sterigenics’ request, Nordion and Sterigenics discussed possible amendments to the Arrangement Agreement. Nordion and Sterigenics, together with their respective legal and financial advisors, proceeded to negotiate the terms of the Amending Agreement and the other related documents, namely, the amended Equity Letter and the amended Financing Letters. As a result of those negotiations, the consideration to be received by Shareholders under the Arrangement was increased to $12.25 per Common Share.

On May 4, 2014, the Special Committee met with its independent legal advisor, with the Company’s legal advisor and with Jefferies to consider the terms of the Amending Agreement as set out in the final draft of the Amending Agreement, to consider the Unsolicited Proposal and to determine whether to make any recommendation to the Board. At this meeting, Jefferies reviewed with the Special Committee its updated financial analysis of the Consideration and indicated to the Special Committee that such updated financial analysis would form the basis for its opinion regarding the fairness, from a financial point of view, of the Consideration to be received in the Arrangement by holders of Common Shares. Management then presented the terms of the Amending Agreement and the other related documents. Following these presentations, and after a discussion of the factors supporting the proposed amendment as well as the risks and uncertainties associated with the proposed arrangement, the Special Committee unanimously determined that the Amending Agreement and the Arrangement were in the best interests of the Company and were fair to the holders of Common Shares and unanimously agreed to recommend that the Board approve the Amending Agreement and the Arrangement. The Special Committee also unanimously determined that the Unsolicited Proposal was no longer an Acquisition Proposal that could reasonably be expected to constitute or lead to a Superior Proposal.

On May 4, 2014, following the Special Committee meeting, the Board met with the Company’s legal advisor and with Jefferies. At this meeting, Jefferies reviewed with the Board its updated financial analysis of the Consideration and then rendered to the Board an oral opinion, confirmed by delivery of a written opinion dated May 4, 2014 addressed to the Board and the Special Committee, to the effect that, as of that date and based on and subject to various assumptions, matters considered and limitations and qualifications described in its opinion, the Consideration to be received in the Arrangement by holders of Common Shares pursuant to the Arrangement was fair, from a financial point of view, to such holders. Management then presented the terms of the Amending Agreement and the other related documents and the Chairman of the Special Committee reported to the Board the unanimous recommendation of the Special Committee. Following such presentations and the Special Committee’s recommendation, and after discussion and consultation with the Company’s legal and financial advisors, the Board unanimously determined that the Amending Agreement and the Arrangement were in the best interests of Nordion and unanimously approved the Amending Agreement and the Arrangement and reconfirmed its recommendation that the Shareholders vote FOR the Arrangement. The Board also determined that the Unsolicited Proposal was no longer an Acquisition Proposal that could reasonably be expected to constitute or lead to a Superior Proposal.

The Amending Agreement and other related documents were finalized and executed by the parties on May 4, 2014 and Nordion issued a press release on May 5, 2014, publicly announcing the Amending Agreement.

Reasons for the Recommendation of the Special Committee

In reaching its determinations and recommendation, the Special Committee carefully reviewed the material features of the Arrangement Agreement, as amended by the Amending Agreement, and related documents and considered and relied upon a number of factors, including the significant factors discussed under “The Arrangement — Reasons for the Recommendation of the Special Committee” of the Information Circular.

Recommendation of the Special Committee

Having undertaken a thorough review of, and carefully considered, information concerning Nordion, the Purchaser, the Guarantors and the Arrangement, as described above, and after consultation in its evaluation of the Arrangement with legal and financial advisors, the Special Committee has unanimously determined that the Arrangement is in the best interests of Nordion and is fair to the Shareholders, and unanimously recommended that the Board approve the Arrangement and re-affirm its recommendation that Shareholders vote FOR the Arrangement.

Recommendation of the Board

After careful consideration by the Board, the Board has unanimously concluded that the Arrangement is in the best interests of Nordion and is fair to the Shareholders, and unanimously re-affirms its recommendation that Shareholders vote FOR the Arrangement Resolution.

Opinion of Financial Advisor

Overview of Opinion

In connection with the Arrangement, Jefferies delivered to the Special Committee and the Board a written opinion, dated May 4, 2014 (the “Opinion”), to the effect that, as of such date and based on and subject to various assumptions made, procedures followed, factors considered and limitations on the review undertaken as more fully described in its opinion, the Consideration to be received in the Arrangement by holders of Common Shares was fair, from a financial point of view, to such holders.

The full text of the Opinion which describes, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken, is attached as Appendix “B” to this Supplement and is incorporated by reference in its entirety into this Supplement. The Opinion was addressed to, and solely for the use and benefit of, the Special Committee and of the Board (in their respective capacities as such) in their evaluation of the Consideration from a financial point of view and did not address any other aspect of the Arrangement or related transactions. The Opinion did not address the relative merits of the Arrangement or related transactions as compared to any alternative transaction or opportunity that might be available to Nordion, nor did it address Nordion’s underlying business decision to engage in the Arrangement or related transactions. Under the terms of its engagement, Jefferies has acted as an independent contractor, and not as an agent or a fiduciary. The Opinion is not a recommendation as to how any Shareholder should vote or act in connection with the Arrangement or related transactions or any other matter. This summary is qualified in its entirety by reference to the full text of the Opinion. The Board encourages Shareholders to read the Opinion carefully and in its entirety.

The Opinion was necessarily based on financial, economic, monetary, market and other conditions and circumstances as in effect on, and the information made available to it as of, the date of such Opinion. Accordingly, although subsequent developments may affect its Opinion, Jefferies has no obligation to update, revise or reaffirm its Opinion.

The type and amount of consideration payable in the Arrangement was determined through negotiations between Nordion and Sterigenics and the decision to enter into the Arrangement Agreement was solely that of the Board. The Opinion was only one of many factors considered by the Special Committee and the Board in their evaluation of the Arrangement and should not be viewed as determinative of the views of the Special Committee or the Board with respect to the Arrangement or related transactions or the consideration payable in the Arrangement or related transactions.

In connection with its Opinion, Jefferies performed a variety of financial and comparative analyses, including those summarized below. The following summary is not a complete description of all analyses performed and factors considered by Jefferies in connection with its Opinion. The preparation of a financial opinion is a complex process involving subjective judgments and is not necessarily susceptible to partial analysis or summary description. However, a general overview of the methodologies used and other factors considered by Jefferies in connection with its Opinion are described below. Jefferies did not draw, in isolation, conclusions from or with regard to any single methodology or factor, but rather arrived at its Opinion based on the results of all methodologies and factors assessed as a whole.

Overview of Methodologies and Other Factors

Selected Public Companies Analysis

Jefferies performed a selected public companies analysis in which it reviewed certain publicly available financial and stock market information relating to selected companies which Jefferies in its professional judgment considered generally relevant for comparative purposes as publicly traded companies with operations in the medical technology industry. Jefferies reviewed enterprise values, calculated as fully diluted equity values based on closing share prices on May 2, 2014 plus total debt, preferred equity and non-controlling interests less cash and cash equivalents, as a multiple of calendar year 2014 and calendar year 2015 estimated earnings before interest, taxes, depreciation and amortization (“EBITDA”). Jefferies then applied from these observed EBITDA multiples a range of selected calendar year 2014 and calendar year 2015 estimated EBITDA multiples to corresponding data of Nordion (normalized, in the case of Nordion’s calendar year 2014 estimated EBITDA, for non-recurring items). In this analysis, financial data of the selected companies were based on publicly available research analysts’ estimates, public filings and other publicly available information, and financial data of Nordion was based on risk-adjusted financial forecasts and other estimates of the management of Nordion.

Selected Precedent Transactions Analysis

Jefferies performed a selected precedent analysis in which it reviewed selected transactions announced from November 13, 2009 to May 2, 2014 which Jefferies in its professional judgment considered generally relevant for comparative purposes as transactions involving medical device and original equipment manufacturer suppliers. Jefferies reviewed transaction values, calculated as the purchase prices paid for the target companies involved in such transactions plus debt, preferred equity and non-controlling interests less cash and cash equivalents, as a multiple of latest 12 months EBITDA. Jefferies then applied from these observed multiples a range of selected latest 12 months EBITDA multiples to corresponding financial data of Nordion. In this analysis, financial data of the selected transactions were based on publicly available and other information, and financial data of Nordion was based on historical financial information and other data provided by the management of Nordion.

Discounted Cash Flow Analysis

Jefferies performed a discounted cash flow analysis of Nordion in which Jefferies calculated the estimated present value of the standalone unlevered, after-tax free cash flows that Nordion was forecasted to generate during the last nine months of the fiscal year ending October 31, 2014 through the full fiscal year ending October 31, 2018 both on a sum-of-the-parts basis from Nordion’s individual business segments and on a consolidated basis. Terminal values for Nordion were calculated by applying to Nordion’s fiscal year 2018 estimated EBITDA a selected range of EBITDA terminal value multiples. These cash flows and terminal values were then discounted to present value (as of January 31, 2014) utilizing a selected range of discount rates. In this analysis, financial data for Nordion was based on risk-adjusted financial forecasts and other estimates of the management of Nordion.

Other Factors

Jefferies observed certain other factors that were not considered part of Jefferies’ financial analyses with respect to its Opinion but were noted for informational purposes, including premiums implied in selected transactions involving companies in the medical technology industry announced from January 1, 2011 to May 2, 2014 and the approximate per share equity value reference ranges implied for Nordion after applying a selected range of premiums derived from such selected transactions to Nordion’s closing share prices on January 8, 2014 (the last trading day prior to Nordion’s quarterly earnings release in which Nordion provided positive commentary regarding its strategic alternatives review process) and March 27, 2014 (the last trading day prior to the initial date on which Nordion publicly announced the proposed Arrangement).

Credentials and Material Relationships of Financial Advisor

Nordion engaged Jefferies to act as its financial advisor in connection with the Arrangement. Jefferies was selected, among others reasons, because it is an internationally recognized investment banking firm with substantial experience in merger and acquisition transactions generally and in the healthcare industry in particular. Jefferies is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities and private placements.

Jefferies and its affiliates, including senior members of the team involved in providing Jefferies’ services to Nordion in connection with the Arrangement, in the past have provided and currently are providing financial advisory and financing services to Nordion and certain affiliates of Sterigenics (including GTCR LLC and/or certain other portfolio companies of GTCR LLC) and have received and expect to receive fees for the rendering of such services including, during the two-year period prior to the date of the Opinion, (i) having acted as financial advisor to Nordion in connection with the sale of its targeted therapies business in 2012 and (ii) having provided or providing certain financial advisory services to GTCR LLC in connection with its acquisition of Sterigenics in 2011 and other acquisitions or dispositions on behalf of GTCR LLC and/or certain of its portfolio companies. In the ordinary course of business, Jefferies and its affiliates may trade or hold securities of Nordion and/or its affiliates for Jefferies and its affiliates’ own account and for the accounts of customers and, accordingly, may at any time hold long or short positions in those securities. In addition, Jefferies and its affiliates may in the future seek to provide financial advisory and financing services to Nordion, Sterigenics and their respective affiliates (including GTCR LLC and/or other portfolio companies of GTCR LLC) for which Jefferies and its affiliates would expect to receive compensation. Please refer to “The Arrangement — Background to the Arrangement” of the Information Circular.

Compensation

The terms of the engagement letter between Jefferies and the Company provide that Jefferies will receive for its financial advisory services to Nordion in connection with the Arrangement an aggregate fee currently estimated to be approximately $9 million, a portion of which was payable upon delivery of the Opinion and approximately $8.5 million of which is payable contingent upon consummation of the Arrangement. Jefferies also will be reimbursed for expenses incurred in connection with its engagement and will be indemnified by the Company against liabilities arising out of or in connection with the services rendered and to be rendered by Jefferies under such engagement.

Engagement of Canaccord Genuity

Scope of Engagement

On April 29, 2014, Nordion retained Canaccord Genuity as an additional financial advisor to assist Nordion in reviewing the Unsolicited Proposal. Canaccord Genuity was also retained to provide a variety of financial advisory services, including advising and assisting the Board in considering if any competing proposal to the Arrangement meets the criteria of a “Superior Proposal” as defined in any arrangement agreement, including the Arrangement Agreement as amended from time to time, and advise and assist the Company and the Board, including the Special Committee, with respect to any change in recommendation.

Credentials of Canaccord Genuity

Canaccord Genuity is an independent investment bank providing a full range of corporate finance, merger and acquisition, financial restructuring, sales and trading, and equity research services. Canaccord Genuity has professionals and offices across Canada, as well as in the United States, Europe and China.

Canaccord Genuity confirmed that it was independent of the interested parties with respect to the Unsolicited Proposal and has undertaken to notify the Company of any future conflict or potential conflict of interest with respect to its engagement and to implement measures, requested by the Company (acting reasonably), to mitigate such future or potential conflict.

Compensation

The terms of the engagement letter between Canaccord Genuity and the Company provide that Canaccord Genuity will receive for its financial advisory services to Nordion (a) a fee equal to Cdn$1.5 million payable 60 days from the date of the engagement letter or on the closing of a transaction, whichever is earlier, and (b) an additional amount of Cdn$1.25 million if a transaction is completed within 12 months of its engagement and such transaction results in a consideration per share greater than $11.75 actually being received by shareholders of the Company. Canaccord Genuity also will be reimbursed for reasonable expenses incurred in connection with its engagement and will be indemnified by the Company against liabilities arising out of or in connection with the services rendered and to be rendered by Canaccord Genuity under such engagement.

Effect of the Arrangement

In accordance with the Amending Agreement, each Shareholder will now be entitled to receive $12.25 per Common Share held and the Options, RSUs and DSUs will be treated in the same manner as described in the Information Circular under “The Arrangement — Effect of the Arrangement”, except that such treatment of Options, RSUs and DSUs will be based on a consideration of $12.25 per Common Share.

Arrangement Mechanics

The steps which will occur under the Plan of Arrangement at the Effective Time, if all conditions to the implementation of the Arrangement have been satisfied or waived, are the same steps as the steps described in the Information Circular, except that all references to “$11.75” are now deemed to be references to “$12.25”, as provided for by the Amending Agreement.

The full text of the Plan of Arrangement is attached as Appendix “A” to this Supplement.

Summary of the Amending Agreement

Nordion entered into the Amending Agreement with the Purchaser and each of the Guarantors on May 4, 2014. The Arrangement Agreement and the Plan of Arrangement, both as amended by the Amending Agreement, are the legal documents that govern the Arrangement. The following is a summary of the material terms of the Amending Agreement and is subject to, and qualified in its entirety by, the full text of the Amending Agreement and the Arrangement Agreement which are filed on SEDAR under Nordion’s issuer profile at www.sedar.com and on EDGAR under Nordion’s issuer profile at www.sec.gov/edgar. The Company encourages Shareholders to read the Arrangement Agreement, the Amending Agreement and the Plan of Arrangement in their entirety.

In accordance with the Amending Agreement, the Parties have agreed to substitute the references to “$11.75” in the Plan of Arrangement with references to “$12.25”. It was agreed that the Parties shall deliver, or cause to be delivered, a copy of the Plan of Arrangement, as amended in accordance with the terms of the Amending Agreement, to Shareholders in advance of the Meeting.

The Amending Agreement also provides that the Company consents to the amendments to the Equity Letter and the amendments to the Financing Letters. See “Sources of Funds for the Arrangement”.

All other terms of the Arrangement Agreement remain unchanged and the Arrangement Agreement, as amended by the Amending Agreement, continues in full force and effect.

Interest of Certain Persons in the Arrangement

In considering the recommendation of the Board with respect to the Arrangement, Shareholders should be aware that directors and certain of the executive officers of Nordion have certain interests or benefits in connection with the Arrangement, including those referred to below, that may present them with actual or potential conflicts of interest in connection with the Arrangement. The Board is aware of these interests and considered them along with the other matters described under the heading “The Arrangement — Background to the Arrangement” of the Information Circular. The following provides an update to the information set forth in the section entitled “The Arrangement — Interest of Certain Persons in the Arrangement” of the Information Circular in order to give effect to the increased consideration to be received by Shareholders under the Arrangement.

Common Shares

As at May 2, 2014, to the knowledge of Nordion, the directors and executive officers of Nordion owned an aggregate of 96,250 Common Shares (excluding Common Shares underlying unexercised Options). Pursuant to Support and Voting Agreements, the Supporting D&Os agreed with the Purchaser to vote their Common Shares in favour of the Arrangement Resolution. See “The Arrangement — Support and Voting Agreements” of the Information Circular.

All of the Common Shares held by the Supporting D&Os will be treated in the same fashion under the Arrangement as Common Shares held by every other Shareholder. If the Arrangement is completed, the current directors and executive officers of Nordion will receive, in exchange for their Common Shares, an aggregate amount of $1,179,063.

Options, DSUs and RSUs

Upon the Arrangement becoming effective, each outstanding Option, DSU and RSU will be deemed to have vested. Each holder of Options will be entitled to receive, for each Option, a cash amount equal to $12.25 (provided that any exercise price set forth in Canadian dollars will be converted to U.S. dollars using the Bank of Canada noon exchange rate on the date being five Business Days prior to the Effective Date) less the applicable exercise price of such Option in the event the exercise price is lower than $12.25. Each outstanding Option with an exercise price equal to or greater than $12.25 (provided that any exercise price set forth in Canadian dollars will be converted to U.S. dollars using the Bank of Canada noon exchange rate on the date being five Business Days prior to the Effective Date) will be acquired and cancelled by Nordion without any consideration. In addition, each holder of DSUs and RSUs will be entitled to receive an amount equal to $12.25 in cash for each DSU or RSU held.

As at May 2, 2014, the executive officers of Nordion owned an aggregate of 1,761,000 Options granted pursuant to the Stock Option Plan for which vesting has been deemed to have occurred in connection with the Arrangement. None of the non-executive directors of the Company hold any Options. If the Arrangement is completed, the executive officers of the Company will receive, in exchange for all Options held by them as at May 2, 2014 for which vesting will be deemed to have occurred in connection with the Arrangement, an aggregate amount of approximately $6,600,030 or, based on the Bank of Canada noon rate of exchange for the conversion of U.S. dollars into Canadian dollars as at May 2, 2014, an aggregate amount of approximately Cdn$7,242,213.

As at May 2, 2014, the directors and executive officers of Nordion owned an aggregate of 600,258 DSUs granted under the DSU Director Plan (for directors) and the Equity Incentive Plan (for executive officers) for which vesting has been deemed to have occurred in connection with the Arrangement. If the Arrangement is completed, the directors and executive officers of the Company will receive, in exchange for all DSUs held by them as at May 2, 2014 for which vesting will be deemed to have occurred in connection with the Arrangement, an aggregate amount of approximately $7,353,161 or, based on the Bank of Canada noon rate of exchange for the conversion of U.S. dollars into Canadian dollars as at May 2, 2014, an aggregate amount of approximately Cdn$8,068,624.

As at May 2, 2014, the executive officers of Nordion owned an aggregate of 103,539 RSUs granted pursuant to the Equity Incentive Plan for which vesting has been deemed to have occurred in connection with the Arrangement. None of the non-executive directors of the Company holds any RSUs. If the Arrangement is completed, the executive officers of the Company will receive, in exchange for all RSUs held by them as at May 2, 2014 for which vesting will be deemed to have occurred in connection with the Arrangement, an aggregate amount of approximately $1,268,353 or, based on the Bank of Canada noon rate of exchange for the conversion of U.S. dollars into Canadian dollars as at May 2, 2014, an aggregate amount of approximately Cdn$1,391,764.

Change of Control Benefits

The Company has a change of control policy which applies to its executive officers and provides for certain payments upon a “change of control” of Nordion. The Arrangement will constitute a “change of control” of Nordion for the purposes of such change of control policy. For further details of amounts to which each executive officer may be entitled if, after completion of the Arrangement, such executive officer is terminated without cause within 24 months following the completion of the Arrangement, see “Disclosure of Compensation and Other Information — Executive Compensation —Change of Control” of the Information Circular.

Shareholder Value Maximization Incentive Program

The Company has instituted a Shareholder Value Maximization Incentive Program in connection with the Arrangement. See “Disclosure of Compensation and Other Information — Special Compensation — Fiscal 2014 Developments —  Shareholder Value Maximization Incentive Program” of the Information Circular for further details.

In connection with the completion of the Arrangement, total payouts under the Shareholder Value Maximization Incentive Program for the executive officers equals $8,467,973 or, based on the Bank of Canada noon rate of exchange for the conversion of U.S. dollars into Canadian dollars as at May 2, 2014, approximately Cdn$9,291,907, which represents 1.12% of the enterprise value of the Company at the time of sale. In terms of calculating the award pool under the Shareholder Value Maximization Incentive Program, the enterprise value is net of $185,000,000, the net proceeds received from the sale of the Targeted Therapies business to BTG. The following executive officers are entitled to receive the following amounts under such program:

(a)	Mr. West is entitled to a payout upon completion of the Arrangement of $3,172,914;

(b)	Mr. Dans is entitled to a payout upon completion of the Arrangement of $1,473,139;

(c)	Mr. Gardiner is entitled to a payout upon completion of the Arrangement of $1,473,139;

(d)	Mr. Ashwood is entitled to a payout upon completion of the Arrangement of $782,927;

(e)	Mr. McIntosh is entitled to a payout upon completion of the Arrangement of $782,927; and

(f)	Ms. Benjamin is entitled to a payout upon completion of the Arrangement of $782,927.

Other employees who report to a relevant executive officer will also participate in the Shareholder Value Maximization Incentive Program with their payouts being calculated using a methodology comparable to the one used for the executive officers listed above. See “Disclosure of Compensation and Other Information — Special Compensation — Fiscal 2014 Developments — Shareholder Value Maximization Incentive Program” of the Information Circular.

Key Employee Retention Program

The Company has instituted a Key Employee Retention Program in connection with the Arrangement. See “The Arrangement — Interest of Certain Persons in the Arrangement — Key Employee Retention Program” and “Disclosure of Compensation and Other Information — Special Compensation – Fiscal 2014 Developments — Key Employee Retention Program” of the Information Circular.

Insurance and Indemnification

In addition, consistent with standard practice in similar transactions, in order to ensure that directors and executive officers do not lose or forfeit their protection under liability insurance policies maintained by Nordion, the Arrangement Agreement provides for the maintenance of such protection for six (6) years. See “The Arrangement — Interest of Certain Persons in the Arrangement — Insurance and Indemnification” of the Information Circular.

Aggregate Cash Payments

Other than in respect of DSUs, no non-executive directors of the Company will receive any payments a result of the Arrangement, except with respect to the Common Shares beneficially owned by such directors, the consideration for which will be paid on the same terms as all other Shareholders.
The chart below sets out the aggregate potential cash payments for each director and executive officer of the Company in respect of their respective Options, DSUs, RSUs, the Shareholder Value Maximization Incentive Program and the Key Employee Retention Plan.

Name and Position	Number of Common Shares Held1	Number of Options Held	Potential Cash Payment under the Arrangement with respect to Outstanding DSUs2	Potential Cash Payment under the Shareholder Value Maximization Incentive Program and the Key Employee Retention Plan	Total Potential Cash Payments1, 2
Non-Executive Directors
William D. Anderson, Chairman, Board of Directors	5,000	Nil.	$ 839,762	Nil.	$ 839,762
Jeffrey J. Brown, Director	Nil.	Nil.	$ 418,509	Nil.	$ 418,509
William G. Dempsey, Director	Nil.	Nil.	$ 1,284,829	Nil.	$ 1,284,829
Mary A. Mogford, Director	13,150	Nil.	$ 813,890	Nil.	$ 813,890
Sean Murphy, Director	Nil.	Nil.	$ 882,858	Nil.	$ 882,858
Kenneth Newport, Director	Nil.	Nil.	$ 597,543	Nil.	$ 597,543
Oye Olukotun, Director	Nil.	Nil.	$ 704,669	Nil.	$ 704,669
Janet Woodruff, Director	Nil.	Nil.	$ 637,527	Nil.	$ 637,527
TOTAL	18,150	Nil.	$ 6,179,586	Nil.	$ 6,179,586

1	Total aggregate value of Common Shares held by the non-executive directors is $222,338 and such value is not included in the column “Total Potential Cash Payments”.
2
These potential cash payments do not reflect the amounts which may be payable for DSUs granted during the period from the date hereof until the Effective Date in accordance with the DSU Director Plan. The potential cash payments under the Arrangement with respect to outstanding DSUs held by non-executive directors have increased as a result of the increased consideration payable under the Arrangement and the additional DSUs granted in accordance with the DSU Director Plan as retainers and meeting fees payable to such directors for the 3-month period ended April 30, 2014.

Name and Position	Number of Common Shares Held1	Number of Options Held1	Potential Cash Payment under the Arrangement with respect to Accelerated Equity Vesting1	Potential Cash Payment under the Shareholder Value Maximization Incentive Program and the Key Employee Retention Plan	Total Potential Cash Payments1, 2, 3
Executive Officers
Steve M. West, Chief Executive Officer and Director	29,800	1,012,100	$ 1,440,070	$ 3,172,914	$ 4,612,984
G. Peter Dans, Chief Financial Officer	21,265	297,400	$ 469,037	$ 1,667,474	$ 2,136,511
Christopher Ashwood, Senior Vice-President, Corporate Services	9,181	168,300	$ 524,794	$ 939,762	$ 1,464,556
Grant Gardiner, Senior Vice-President, General Counsel & Corporate Secretary	Nil	61,300	$ 553,651	$ 1,657,677	$ 2,211,328
Scott McIntosh, Chief Operating Officer, Specialty Isotopes & General Manager, Sterilization Technologies	8,209	134,200	$ 298,563	$ 939,762	$ 1,238,325
Tamra Benjamin, Vice-President, Public and Government Relations	9,645	87,700	$ 174,749	$ 885,448	$ 1,060,197
TOTAL	78,100	1,761,000	$ 3,460,864	$ 9,263,037	$ 12,723,901

1
Total aggregate value of Common Shares held by executive officers is $956,724. Total value of previously vested equity units for executive officers is $5,581,094. The potential cash payments under the Arrangement with respect to Accelerated Equity Vesting held by executive officers have increased as a result of the increased consideration payable under the Arrangement. However, this was partially offset by the vesting of previously unvested DSUs held by Executive Officers on April 29, 2014, which are excluded from the Accelerated Equity Vesting total. The value of Common Shares, and vested equity units are not included in “Total Potential Cash Payments”.

2
The May 2, 2014 noon rate published by the Bank of Canada for the conversion of Canadian dollars into U.S. dollars was used for the calculations in the table which was Cdn$1.00 = U.S.$0.9113 and for U.S. dollars into Canadian dollars was U.S.$1.00 = Cdn$1.0973.

3
Cash severance payments payable under the Change of Control Policy upon termination of employment have not been included in this table since these payments are only payable upon termination of employment within 24 months of the completion of the Arrangement.

Sources of Funds for the Arrangement

As described in the Information Circular, the total amount of funds required to complete the Arrangement will be provided through a combination of new debt facilities, equity financing, the Purchaser’s cash on hand and a portion of Nordion’s cash on hand. As the consideration to be received by Shareholders under the Arrangement has been increased pursuant to the Amending Agreement, the terms of the new debt facilities and equity financing have been amended to provide for such an increase in funds required to complete the Arrangement.

Amended Financing Letters

In connection with the execution of the Amending Agreement, amended debt commitment letters were entered into (collectively, the “Financing Letters”) with each of (1) Credit Suisse Securities (USA) LLC and Credit Suisse AG, Cayman Islands Branch, (2) Goldman Sachs Bank USA, (3) RBC Capital Markets LLC and Royal Bank of Canada, and (4) UBS AG, Stamford Branch and UBS Securities LLC (collectively, the “Lenders”) pursuant to which the Lenders have agreed to make available to STHI Holding Corp., one of the Guarantors, subject to the same conditions described in the Information Circular, (i) a term loan facility in an amount equal to the lesser of $470 million (such amount was previously equal to $435 million pursuant to the debt commitment letters entered into on March 28, 2014) and the maximum amount of term loans permitted to be incurred under the Purchaser’s existing secured notes indenture, and (ii) a $75 million revolving credit facility. See “The Arrangement — Sources of Funds for the Arrangement — Debt Financing” of the Information Circular.

Amended Equity Letter

On March 28, 2014, the Purchaser entered into, with GTCR Fund IX/A LP (the “Equity Funding Party”), the equity commitment letter (the “Equity Letter”) pursuant to which the Equity Funding Party has agreed to provide equity financing to the Purchaser in a maximum amount of $47 million, to be funded by way of purchase by the Equity Funding Party directly or indirectly of shares in the share capital of the Purchaser. In connection with the execution of the Amending Agreement, the Equity Letter was amended with the prior consent of the Company to provide for the increase to $85 million of the maximum amount of equity financing available to the Purchaser under the Equity Letter. See “The Arrangement — Sources of Funds for the Arrangement — Equity Financing” of the Information Circular.

RISK FACTORS

In evaluating the Arrangement, Shareholders should carefully consider the risk factors relating to Nordion and to the Arrangement described in the section “Risk Factors” of the Information Circular. Such risk factors are not a definitive list of all risk factors associated with Nordion or the Arrangement.

GENERAL AND ADDITIONAL INFORMATION

Additional Information

This Supplement, the Information Circular and further information relating to the Company can also be found at www.sedar.com and www.sec.gov. In addition, Shareholders can request a copy of this Supplement, the Information Circular free of charge by contacting the Company’s transfer agent in Canada, CST Trust Company, by mail at P.O. Box 700, Station B, Montreal, Quebec, H3B 3K3 Canada; by calling their Answer-line at 1-800-387-0825 or 416-682-3860; or by e-mail at inquiries@canstockta.com.

Approval by Directors

The Board of Directors of the Company approved the contents of this Supplement and authorized it to be sent to each Shareholder who is eligible to receive notice of, and vote his or her shares at, our Meeting, as well as to each director and to the Company’s auditors.
Grant Gardiner
Senior Vice-President, General Counsel & Corporate Secretary

Nordion Inc.

May 8, 2014

GLOSSARY OF TERMS

Unless the context otherwise requires or where otherwise provided, the following words and terms will have the meanings set forth below when read in this Supplement. These terms are not always used herein and may not conform to the defined terms used in appendices to this Supplement. All capitalized terms used in this Supplement but not otherwise defined below will have the respective meanings given to them in the Information Circular.

“Acquisition Proposal” means, other than the transactions contemplated by the Arrangement Agreement and other than any transaction involving only the Company or one or more of its wholly-owned Subsidiaries, any offer, proposal or inquiry (written or oral) from any Person or group of Persons other than the Purchaser (or any affiliate of the Purchaser or any Person acting jointly or in concert with the Purchaser or any affiliate of the Purchaser) after the date of the Arrangement Agreement relating to (i) any sale or disposition (or any lease or other arrangement having the same economic effect as a sale), direct or indirect, through one or more transactions, of assets representing 20% or more of the consolidated assets or contributing 20% or more of the consolidated revenue of the Company and its Subsidiaries or of 20% or more of the voting or equity securities of the Company or any of its Subsidiaries (or rights or interests in such voting or equity securities), (ii) any take-over bid, exchange offer or other transaction that, if consummated, would result in such Person or group of Persons beneficially owning 20% or more of any class of voting or equity securities of the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the fair market value of the consolidated assets of the Company and its Subsidiaries, (iii) any plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or winding up involving the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the fair market value of the consolidated assets of the Company and its Subsidiaries, or (iv) any other similar transaction or series of transactions involving the Company or any of its Subsidiaries, but excluding, for greater certainty, the right of the Company under the terms of the Arrangement Agreement to explore supply alternatives of reactor-based medical isotopes, including by entering into discussions, soliciting, negotiating and submitting expressions of interest and binding proposals to, and consummating and implementing any such proposals with, potential suppliers, provided that doing so (i) would not reasonably be expected to have a Material Adverse Effect and (ii) materially complies with the parameters disclosed in writing to the Purchaser prior to the date of the Arrangement Agreement.

“affiliate” has the meaning specified in National Instrument 45-106 — Prospectus and Registration Exemptions as in effect on the date of the Arrangement Agreement.

“Amending Agreement” has the meaning ascribed to it under “Information Circular — Introduction”.

“Arrangement” means an arrangement under Section 192 of the CBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations to the Plan of Arrangement made in accordance with the terms of the Arrangement Agreement or made at the direction of the Court in the Final Order with the prior written consent of the Company and the Purchaser, each acting reasonably.

“Arrangement Agreement” means the arrangement agreement among Nordion Inc., STHI Holding Corp., STHI Intermediate Holding Corp., Sterigenics International LLC and 8832528 Canada Inc. dated March 28, 2014, together with the Schedules attached thereto (which is filed on SEDAR under Nordion’s issuer profile at www.sedar.com and on EDGAR under Nordion’s issuer profile at www.sec.gov/edgar).

“Arrangement Resolution” means the special resolution of the Shareholders approving the Arrangement as presented at the Meeting substantially in the form of Appendix “B” to the Information Circular.

“Board” means the board of directors of the Company as constituted from time to time.

“Business Day” means any day of the year, other than a Saturday, Sunday or any day on which major banks are closed for business in Ottawa, Ontario.

“Canaccord Genuity” means Canaccord Genuity Corp.

“CBCA “ means the Canada Business Corporations Act.

“Common Shares” means the common shares in the capital of Nordion Inc.

“Consideration” means $12.25 in cash per Common Share.

“Court” means the Ontario Superior Court of Justice (Commercial List), or other court as applicable.

“Depositary” means CST Trust Company.

“DSUs” means, collectively, the outstanding deferred share units issued under the Equity Incentive Plan and under the DSU Director Plan.

“DSU Director Plan” means the Company’s amended and restated deferred share unit plan for non-executive directors of the Board, as approved by the Board on September 14, 2010 and amended on December 9, 2010.

“EBITDA” has the meaning ascribed to it under “The Arrangement — Opinion of Financial Advisor — Overview of Methodologies and Other Factors”.

“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement.

“Effective Time” means 12:01 a.m. (Ottawa time) on the Effective Date, or such other time as the Parties agree to in writing before the Effective Date.

“Equity Funding Party” has the meaning ascribed to it under “The Arrangement — Sources of Funds for the Arrangement — Amended Equity Letter”.

“Equity Incentive Plan” means the Company’s amended and restated equity incentive plan, as approved by the Board on March 5, 2013.

“Equity Letter” has the meaning ascribed to it under “The Arrangement — Sources of Funds for the Arrangement — Amended Equity Letter”.

“Final Order” means the final order of the Court in a form acceptable to the Company and the Purchaser, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of both the Company and the Purchaser, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both the Company and the Purchaser, each acting reasonably) on appeal.

“Financing Letters” has the meaning ascribed to it under “The Arrangement — Sources of Funds for the Arrangement — Amended Financing Letters”.

“ Foreign-Ownership Restrictions” means the restrictions contained in the Nordion Act on the ownership of Nordion (Canada) Inc. voting shares by “non-residents” or their associates.

“Guarantors” means, collectively, STHI Holding Corp., STHI Intermediate Holding Corp. and Sterigenics.

“Information Circular” has the meaning ascribed to it under “Information Circular — Introduction”.

“Interim Order” means the interim order of the Court in a form acceptable to the Company and the Purchaser, each acting reasonably, providing for, among other things, the calling and holding of the Meeting, as such order may be amended by the Court with the consent of the Company and the Purchaser, each acting reasonably.

“Intermediary” has the meaning ascribed to it under “Voting Information — Non-registered Shareholders”.

“Jefferies” means Jefferies LLC.

“Key Regulatory Approvals” means the Competition Act Approval, ICA Approval and HSR Clearance.

“Law” means, with respect to any Person, any and all applicable law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement, whether domestic or foreign, enacted, adopted, incorporated by reference, promulgated or applied by a Governmental Entity that is binding upon or applicable to such Person or its business, undertaking, property or securities, and to the extent that they have the force of law, policies, guidelines, notices and protocols of any Governmental Entity, as amended.

“Lenders” has the meaning ascribed to it in under “The Arrangement — Sources of Funds for the Arrangement — Amended Financing Letters”.

“Letter of Transmittal” has the meaning ascribed to it under “Frequently Asked Questions — Why have I received a new letter of transmittal?”.

“Meeting” means the annual and special meeting of Shareholders, including any adjournment(s) or postponement(s) of such special meeting in accordance with the terms of the Arrangement Agreement, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution and for any other purpose as may be set out in the Information Circular and this Supplement and agreed to in writing by the Purchaser.

“Nordion” or the “Company” means Nordion Inc., a corporation existing under the laws of Canada.

“Nordion Act” means the Nordion and Theratronics Divestiture Authorization Act.

“NYSE” means the New York Stock Exchange.

“Opinion “ has the meaning ascribed to it under “The Arrangement — Opinion of Financial Advisor — Overview of Opinion”.

“Parties” means the Company, the Purchaser and the Guarantors, and “Party” means any one of them.

“Person” includes any individual, partnership, association, body corporate, organization, trust, estate, trustee, executor, administrator, legal representative, government (including Governmental Entity), syndicate or other entity, whether or not having legal status.

“Plan of Arrangement” means the plan of arrangement, substantially in the form of Schedule A, subject to any amendments or variations to such plan made in accordance with the Arrangement Agreement or made at the direction of the Court in the Final Order with the prior written consent of the Company and the Purchaser, each acting reasonably.

“Proposed Nordion Act Amendments” means the amendments to the Nordion Act included in the federal February 11, 2014 budget to make the Foreign Ownership Restrictions inapplicable to a transaction with a “non-resident” in certain circumstances.

“PSUs” means the outstanding performance share units issued under the Equity Incentive Plan.

“Purchaser” means 8832528 Canada Inc. or its successors and permitted assigns in accordance with the Arrangement Agreement.

“Purchaser Parties” means the Purchaser, the Guarantors and GTCR LLC.

“Record Date” means the close of business on April 24, 2014.

“Required Shareholder Approval” means the approval of the Arrangement Resolution by the affirmative vote of two-thirds of the votes cast by the Shareholders present in person or represented by proxy at the Meeting.

“RSUs” means the outstanding restricted share units issued under the Equity Incentive Plan.

“Securities Laws” means the Securities Act, the U.S. Securities Act, the U.S. Exchange Act, and all other applicable Canadian provincial and territorial and United States federal and state securities Laws, rules and regulations and published policies thereunder.

“Shareholders” means the registered or beneficial holders of the Common Shares, as the context requires.

“Special Committee” means the special committee established by the Board, comprised of Sean Murphy (Chairman), Jeffrey Brown and Kenneth Newport, all independent directors, to oversee and supervise the review of potential strategic alternatives by the Company, to make recommendations to the Board in that regard and to monitor the implementation of any alternative approved by the Board.

“Sterigenics” means Sterigenics International LLC.

“Stock Option Plan” means, collectively, Nordion’s stock option plan, as amended and approved by the Board on March 5, 2013 and the stand-alone inducement stock option plan dated January 24, 2013.

“Subsidiary” has the meaning specified in National Instrument 45-106 — Prospectus and Registration Exemptions as in effect on the date of the Arrangement Agreement.

“Superior Proposal” means any bona fide unsolicited written Acquisition Proposal to acquire all of the outstanding voting or equity securities of the Company or all or substantially all of the assets of the Company that: (a) complies with Securities Laws and did not result from or involve a breach of the additional covenants regarding non solicitation in accordance with the terms of the Arrangement Agreement; (b) is reasonably capable of being completed without undue delay, taking into account all financial, legal, regulatory and other aspects of such proposal and the Person making such proposal; (c) is not subject to any financing condition and in respect of which it has been demonstrated to the satisfaction of the Board, acting in good faith (after consultation with the Company’s outside counsel and financial advisors) that any required financing to complete such Acquisition Proposal will be reasonably likely to be obtained; (d) is not subject to any due diligence or access conditions; (e) that involves consideration payable either in cash or in a marketable security listed on a major stock exchange or a combination thereof; and (f) that the Board determines, in its good faith judgment (after consultation with the Company’s outside counsel and financial advisors), would be reasonably expected to, if consummated in accordance with its terms, but without assuming away the risk of non-completion, result in a transaction which is more favourable, from a financial point of view, to Shareholders than the Arrangement (including any amendments to the terms and conditions of the Arrangement proposed by the Purchaser in accordance with the terms of the Arrangement Agreement).

“Supporting D&Os” means Nordion’s directors and executive officers that entered into Support and Voting Agreements with the Purchaser on March 28, 2014.

“Support and Voting Agreements” means the support and voting agreements dated March 28, 2014 between the Purchaser and each of the Supporting D&Os.

“Supplement” means this supplement to the Information Circular dated May 8, 2014, and all appendices attached thereto.

“Third Party” has the meaning ascribed to it under “The Arrangement — Background to the Amending Agreement”.

“TSX” means the Toronto Stock Exchange.

“United States” or “U.S.” means the United States of America, its territories and possessions, any state of the United States and the District of Columbia.

“Unsolicited Proposal” has the meaning ascribed to it under “The Arrangement — Background to the Amending Agreement”.

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

CONSENT OF JEFFERIES LLC
The Board of Directors
and the Special Committee of the Board of Directors
Nordion Inc.
447 March Road
Ottawa, Ontario
Canada K2K 1X8

The Board of Directors and Special Committee:

We hereby consent to the inclusion of our opinion letter, dated May 4, 2014, to the Board of Directors and the Special Committee of the Board of Directors of Nordion Inc. (“Nordion”) as Appendix “B” to, and reference thereto under the heading “The Arrangement — Opinion of Financial Advisor” in, the management information circular relating to the proposed arrangement involving Nordion and 8832528 Canada Inc., an affiliate of Sterigenics International LLC.

Our opinion was addressed to, and solely for the use and benefit of, the Board of Directors and the Special Committee of the Board of Directors of Nordion (in their respective capacities as such) in connection with their evaluation of the Consideration from a financial point of view and may not be used or relied upon by any other persons or for any other purpose without the prior written consent of Jefferies.

Very truly yours,

JEFFERIES LLC

May 8, 2014

CONSENT OF CANACCORD GENUITY CORP.

To: The Board of Directors (the “Board”) of Nordion Inc. (“Nordion”)

We have read the management information circular (the “Information Circular”) of Nordion dated April 22, 2014, together with this supplement to the Information Circular dated May 8, 2014 (the “Supplement”), relating to the annual and special meeting of shareholders of Nordion to approve, among other things, an arrangement under the Canada Business Corporations Act involving, inter alia, Nordion and 8832528 Canada Inc. and the shareholders of Nordion. We consent to the inclusion in the Supplement of references to our firm’s name.

Canaccord Genuity Corp.

Montreal, Canada

May 8, 2014

APPENDIX “A”— PLAN OF ARRANGEMENT

PLAN OF ARRANGEMENT

UNDER SECTION 192 OF THE CANADA BUSINESS CORPORATIONS ACT

ARTICLE 1
INTERPRETATION

1.1	Definitions

In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

“AmalCo” has the meaning set forth in Section 3.1(d).

“AmalCo Common Shares” means the common shares in the capital of AmalCo, having the rights and restrictions set forth in Schedule A.

“AmalCo Dissenting Common Shares” has the meaning set forth in Section 3.1(g)(ii).

“AmalCo Dissenting Preferred Shares” has the meaning set forth in Section 3.1(f)(ii).

“AmalCo Fractional Common Share” has the meaning set forth in Section 3.1(d)(iii).

“AmalCo Fractional Preferred Share” has the meaning set forth in Section 3.1(d)(iii).

“AmalCo Preferred Shares” means the preferred shares in the capital of AmalCo, having the rights and restrictions set forth in Schedule A.

“Arrangement ” means an arrangement under Section 192 of the CBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the terms of the Arrangement Agreement or Section 6.1 or made at the direction of the Court in the Final Order with the prior written consent of Corporation and Purchaser, each acting reasonably.

“Arrangement Agreement” means the arrangement agreement dated March 28, 2014 among Purchaser, Guarantors and Corporation and any amendment thereto made in accordance with such Arrangement Agreement.

“Arrangement Resolution” means the special resolution approving this Plan of Arrangement to be considered at the Meeting, substantially in the form of Schedule “B” to the Arrangement Agreement.

“Articles of Arrangement” means the articles of arrangement of Corporation in respect of the Arrangement, required by the CBCA to be sent to the Director after the Final Order is made, which shall include the Plan of Arrangement and otherwise be in a form and content satisfactory to Corporation and Purchaser, each acting reasonably.

“Board” means the board of directors of Corporation as constituted from time to time.

“Business Day” means any day of the year, other than a Saturday, Sunday or any day on which major banks are closed for business in Ottawa, Ontario.

“CBCA ” means the Canada Business Corporations Act.

“CanadaCo ” means Laboratoires Nordion Inc.

“Certificate of Arrangement” means the certificate of arrangement to be issued by the Director pursuant to subsection 192(7) of the CBCA in respect of the Articles of Arrangement.

“Circular” means the notice of the Meeting and accompanying management information circular, including all schedules, appendices and exhibits to, and information incorporated by reference in, such management information circular, to be sent to Shareholders in connection with the Meeting, as amended, supplemented or otherwise modified from time to time in accordance with the terms of the Arrangement Agreement.

“Common Shares” means the common shares in the capital of Corporation.

“Consideration ” means $12.25 in cash per Common Share.

“Contemplated Reorganization Transaction” has the meaning ascribed thereto in the Arrangement Agreement.

“Corporation ” means Nordion Inc.

“Corporation Loan” means a loan by the Corporation to Purchaser in the amount by which, if any, (i)(A) $300 million less (B) the amount required to satisfy all amounts payable on account of Options, DSUs and RSUs in accordance with Section 3.1(c) exceeds (ii) the PUC Amount (as converted to United States dollars using the Bank of Canada noon exchange rate on the Business Day immediately preceding the Effective Date), plus the amount of any available cash on hand as determined by Corporation in accordance with Section 2.10 of the Arrangement Agreement.

“Court” means the Ontario Superior Court of Justice (Commercial List).

“Depositary ” means CST Trust Company.

“Director” means the Director appointed pursuant to Section 260 of the CBCA.

“Dissent Shares” means Common Shares held by a Dissenting Shareholder and in respect of which the Dissenting Shareholder has validly exercised Dissent Rights.

“Dissent Rights” has the meaning specified in Section 4.1(a).

“Dissenting Shareholder” means a registered holder of Common Shares who has duly exercised its Dissent Rights and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights, but only in respect of the Common Shares in respect of which Dissent Rights are validly exercised by such Shareholder.

“DSUs ” means, collectively, the outstanding deferred share units issued under the Equity Incentive Plan and under the DSU Director Plan.

“DSU Director Plan” means Corporation’s amended and restated deferred share unit plan for non-executive directors of the Board, as approved by the Board on September 14, 2010 and amended on December 9, 2010.

“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement.

“Effective Time” means 12:01 a.m. (Ottawa time) on the Effective Date, or such other time as the Parties agree to in writing before the Effective Date.

“Equity Incentive Plan” means Corporation’s amended and restated equity incentive plan, as approved by the Board on March 5, 2013.

“Final Order” means the final order of the Court in a form acceptable to Corporation and Purchaser, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of both Corporation and Purchaser, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both Corporation and Purchaser, each acting reasonably) on appeal.

“Governmental Entity” means (i) any international, multinational, national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau, ministry, agency or instrumentality, domestic or foreign, (ii) any subdivision, agent or authority of any of the above, (iii) any quasi-governmental body, professional body or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing, or (iv) any stock exchange.

“Guarantors “ means, collectively, STHI Holding Corp., STHI Intermediate Holding Corp. and Sterigenics International LLC.

“Interim Order ” means the interim order of the Court in a form acceptable to Corporation and Purchaser, each acting reasonably, providing for, among other things, the calling and holding of the Meeting, as such order may be amended by the Court with the consent of Corporation and Purchaser, each acting reasonably.

“Letter of Transmittal” means the letter of transmittal to be sent by Corporation to Shareholders in connection with the Arrangement.

“Lien “ means any mortgage, charge, pledge, hypothec, security interest, prior claim, encroachments, option, right of first refusal or first offer, occupancy right, covenant, assignment, lien (statutory or otherwise), defect of title, or restriction or adverse right or claim, or other third party interest or encumbrance of any kind, in each case, whether contingent or absolute.

“Meeting “ means the special meeting of Shareholders, including any adjournment or postponement of such special meeting in accordance with the terms of the Arrangement Agreement, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution and for any other purpose as may be set out in the Circular and agreed to in writing by Purchaser.

“Nordion Act ” means the Nordion and Theratronics Divestiture Authorization Act.

“Nordion Act Amendments” means the amendments to the Nordion Act which have received Royal Assent in accordance with the Royal Assent Act and have come into force as contemplated by Section 6.1(f) of the Arrangement Agreement.

“Nordion Articles ” means the articles of Nordion Canada.

“Nordion Articles of Amalgamation” means the articles of amalgamation attached as Exhibit I (i) amending the Nordion Articles to reflect the Nordion Act Amendments, (ii) creating the AmalCo Common Shares and the AmalCo Preferred Shares and (iii) providing for the amalgamation of the Corporation, CanadaCo and Nordion Canada.

“Nordion Canada” means Nordion (Canada) Inc.

“Options “ means the outstanding options to purchase Common Shares pursuant to the Stock Option Plan.

“Parties ” means Corporation, Purchaser and each of the Guarantors and “Party” means any one of them.

“Person ” includes any individual, partnership, association, body corporate, organization, trust, estate, trustee, executor, administrator, legal representative, government (including Governmental Entity), syndicate or other entity, whether or not having legal status.

“Plan of Arrangement” means this plan of arrangement pursuant to Section 192 of the CBCA, as amended, restated, varied, modified or supplemented from time to time, in accordance with the terms herein.

“PUC Amount” means Cdn$323,699,460.

“Purchaser” means 8832528 Canada Inc. or its successors and permitted assigns in accordance with the Arrangement Agreement.

“Purchaser Consideration” means an amount equal to the Consideration less the Redemption Consideration.

“Redemption Amount” means an amount equal to the lesser of (i)(A) $300 million less (B) the amount required to satisfy all amounts payable on account of Options, DSUs and RSUs in accordance with Section 3.1(c); and (ii) the PUC Amount (as converted to United States dollars using the Bank of Canada noon exchange rate on the Business Day immediately preceding the Effective Date).

“Redemption Consideration” means an amount equal to the quotient obtained by dividing the Redemption Amount by the number of Common Shares issued and outstanding at the Effective Time.

“Reorganization Documents” means the documents giving effect, as at the Effective Time, to any Contemplated Reorganization Transaction in accordance with Section 4.6 of the Arrangement Agreement.

“RSUs” means the outstanding restricted share units issued under the Equity Incentive Plan.

“Shareholders “ means the registered or beneficial holders of the Common Shares, the AmalCo Common Shares or the AmalCo Preferred Shares as the context requires.

“Stock Option Plan” means, collectively, Corporation’s stock option plan, as amended and approved by the Board on March 5, 2013 and the stand-alone inducement stock option plan dated January 24, 2013.

“Subsidiary” has the meaning specified in National Instrument 45-106 Prospectus and Registration Exemptions.

“Tax Act” means the Income Tax Act (Canada) and the regulations promulgated thereunder, as amended, from time to time.

“Total Consideration “ means an amount equal to the number of Common Shares issued and outstanding at the Effective Time multiplied by the Consideration.

1.2	Currency

All references to United States dollars, or to $, are expressed in United States dollars. All references to Cdn$ are expressed in Canadian dollars.

1.3	Gender and Number

Any reference to gender includes all genders. Words importing the singular number only shall include the plural and vice versa.

1.4	Certain Phrases, etc.

The words (i) “including”, “includes” and “include” mean “including (or includes or include) without limitation”, (ii) “the aggregate of”, or a phrase of similar meaning means “the aggregate, without duplication, of,” and (iii) “Article” and “Section” followed by a number mean and refer to the specified Article or Section of this Plan of Arrangement.

1.5	References to Persons

Any reference to a Person includes its heirs, administrators, executors, legal personal representatives and successors.

1.6	Statutes

Any reference to a statute refers to such statute and all rules and regulations made under it, as it or they may have been or may from time to time be amended or re-enacted, unless stated otherwise.

1.7	Non-Business Days

A period of time is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. on the last day of the period, if the last day of the period is a Business Day, or at 4:30 p.m. on the next Business Day if the last day of the period is not a Business Day.

1.8	Time References

References to time are to local time, Ottawa, Ontario.

ARTICLE 2
BINDING EFFECT

2.1	Arrangement Agreement

This Plan of Arrangement is made pursuant and subject to the provisions of the Arrangement Agreement.

2.2	Binding Effect

This Plan of Arrangement and the Arrangement, upon the filing of the Articles of Arrangement and the issuance of the Certificate of Arrangement, shall become effective, and be binding on Purchaser, Guarantors, Corporation, CanadaCo, Nordion Canada, AmalCo, the Shareholders, the holders of Options, RSUs and DSUs and the Depository in each case at and after the Effective Time, without any further act or formality required on the part of any Person, except as expressly provided herein.

ARTICLE 3
ARRANGEMENT

3.1	Steps to the Arrangement

Commencing at the Effective Time, the following events or transactions shall occur and shall be deemed to occur in the following order without any further authorization, act or formality:

(a)	first, if applicable, Corporation shall advance to Purchaser the Corporation Loan;

(b)	second, each outstanding Option, DSU and RSU shall be deemed to have been vested;

(c)	third, the following transactions shall occur simultaneously:

(i)
each outstanding Option with an exercise price per Common Share lower than the Consideration (provided that any exercise price set forth in Canadian dollars shall be converted to United States dollars using the Bank of Canada noon exchange rate on the date being five (5) Business Days prior to the Effective Date) shall be acquired and cancelled by Corporation in exchange for a cash payment equal to the Consideration, less the applicable exercise price per Common Share in respect of such Option;

(ii)
each outstanding Option with an exercise price per Common Share equal to or greater than the Consideration (provided that any exercise price set forth in Canadian dollars shall be converted to United States dollars using the Bank of Canada noon exchange rate on the date being five (5) Business Days prior to the Effective Date) shall be acquired or cancelled by Corporation without any consideration; and

(iii)	each outstanding RSU and DSU shall be acquired or cancelled by Corporation in exchange for a cash payment equal to the amount of the Consideration;

(d)	fourth, Corporation, CanadaCo and Nordion Canada shall amalgamate with the same effect as under Section 184 of the CBCA (as so amalgamated, “AmalCo”), such that:

(i)	the Nordion Articles of Amalgamation shall be the articles of amalgamation of AmalCo;

(ii)	Nordion (Canada) Inc. shall be the name of AmalCo;

(iii)
each issued and outstanding Common Share shall be cancelled and exchanged for (A) a fraction of an AmalCo Preferred Share equal to the quotient obtained by dividing the Redemption Amount by the Total Consideration (each such fraction of a share, an “AmalCo Fractional Preferred Share”) and (B) a fraction of an AmalCo Common Share equal to 1 minus the fraction equal to an AmalCo Fractional Preferred Share (each such fraction of a share, an “AmalCo Fractional Common Share”);

(iv)
there shall be added to the stated capital and the paid-up capital of the AmalCo Preferred Shares an amount equal to the Redemption Amount (as converted to Canadian dollars using the Bank of Canada noon exchange rate on the Business Day immediately preceding the Effective Date);

(v)
there shall be added to the stated capital and the paid-up capital of the AmalCo Common Shares an amount equal to the difference between the PUC Amount and the amount added to the stated capital and the paid-up capital of the AmalCo Preferred Shares pursuant to (iii) above; and

(vi)	the shares of CanadaCo and Nordion Canada shall be cancelled without any repayment of capital in respect thereof;

(e)	fifth, the Reorganization Documents shall become effective and AmalCo shall implement the actions provided therein;

(f)	sixth, the following transactions shall occur simultaneously:

(i)
AmalCo shall redeem all of the AmalCo Preferred Shares, other than the AmalCo Dissenting Preferred Shares, pursuant to which each AmalCo Fractional Preferred Share shall be cancelled by AmalCo in exchange for a cash payment equal to the amount of the Redemption Consideration for each AmalCo Fractional Preferred Share and the name of each Shareholder shall be removed as Shareholder from the registers of Shareholders maintained by or on behalf of AmalCo for the AmalCo Preferred Shares;

(ii)
all AmalCo Preferred Shares held by Dissenting Shareholders (the “AmalCo Dissenting Preferred Shares”) shall be deemed to have been redeemed and cancelled by Corporation in accordance with Section 4.1 and (A) the Dissenting Shareholders shall cease to be the holders of such AmalCo Dissenting Preferred Shares and to have any rights as Shareholders other than the right to be paid the fair value for the Dissent Shares as set out in Section 4.1; and (B) the name of each such Dissenting Shareholder shall be removed as Shareholder from the registers of Shareholders maintained by or on behalf of AmalCo for the AmalCo Preferred Shares;

(g)	seventh, the following transactions shall occur simultaneously:

(i)
each AmalCo Fractional Common Share, other than the AmalCo Dissenting Common Shares, shall, without any further action by or on behalf of a Shareholder, be assigned and transferred by the Shareholder thereof to Purchaser (free and clear of all Liens) in exchange for a cash payment equal to the amount of the Purchaser Consideration for each AmalCo Fractional Common Share and (A) the name of each such Shareholder shall be removed as Shareholder from the registers of Shareholders maintained by or on behalf of AmalCo for the AmalCo Common Shares; and (B) Purchaser shall be deemed to be the transferee of such AmalCo Common Shares (free and clear of any Liens) and shall be entered in the registers of Shareholders maintained by or on behalf of AmalCo for the AmalCo Common Shares; and

(ii)
all AmalCo Common Shares held by Dissenting Shareholders (the “AmalCo Dissenting Common Shares”) shall be deemed to have been transferred (free and clear of all Liens) to Purchaser in accordance with Section 4.1, and (A) the Dissenting Shareholders shall cease to be the holders of such AmalCo Dissenting Common Shares and to have any rights as Shareholders other than the right to be paid the fair value for the Dissent Shares as set out in Section 4.1; (B) the name of each such Dissenting Shareholder shall be removed as Shareholder from the registers of Shareholders maintained by or on behalf of AmalCo for the AmalCo Common Shares; and (C) Purchaser shall be deemed to be the transferee of such AmalCo Common Shares (free and clear of any Liens) and shall be entered in the registers of Shareholders maintained by or on behalf of AmalCo for the AmalCo Common Shares;

(h)	eighth, each of the Stock Option Plan, DSU Director Plan and Equity Incentive Plan shall be terminated (and all rights issued thereunder shall expire) and shall be of no further force or effect).

In no event shall any Shareholder (excluding Dissenting Shareholders entitled to be paid fair value in accordance with Section 4.1(b)(i)), be entitled to receive more than an aggregate of $12.25 in cash in respect of each Common Share held immediately prior to the occurrence of the steps set out in this Section 3.1.

3.2	Payment of Consideration

(a)	At or immediately prior to the Effective Time, Corporation shall deposit or cause to be deposited with the Depositary:

(i)
the aggregate amount of cash the holders of Options, RSUs and DSUs are entitled to receive under the Arrangement, and upon the effective time provided for in Section 3.1(c), such amounts shall in each case be held by the Depositary as agent and nominee for, and for the benefit of, the former holders of Options, RSUs and DSUs, respectively, for distribution to such former holders in accordance with the provisions of Article 5;

(ii)
the aggregate amount of cash equal to the Redemption Amount (calculated without reference to whether any Shareholder has exercised Dissent Rights) provided for in Section 3.1(d), and, upon the effective time provided for in Section 3.1(d), such amounts shall be held by the Depositary as agent and nominee for and for the benefit of the former Shareholders, for distribution in accordance with the provisions of Article 5; and

(iii)
if applicable, the aggregate amount of cash equal to the amount of the Corporation Loan to satisfy the payment of a portion of the Purchaser Consideration provided for in Section 3.1(g), and, upon the effective time provided for in Section 3.1(g), such amount shall be held by the Depositary as agent and nominee for and for the benefit of the former Shareholders, for distribution in accordance with the provisions of Article 5.

(b)
At or immediately prior to the Effective Time, Purchaser shall deposit or cause to be deposited with the Depositary the aggregate amount of cash to satisfy the payment of the aggregate Purchaser Consideration (calculated without reference to whether any Shareholder has exercised Dissent Rights but taking into account the amount of the Corporation Loan, if any) provided for in Section 3.1(g), and, upon the effective time provided for in Section 3.1(g), such amounts shall be held by the Depositary as agent and nominee for and for the benefit of the former Shareholders, for distribution in accordance with the provisions of Article 5.

ARTICLE 4
RIGHTS OF DISSENT

4.1	Rights of Dissent

(a)
Shareholders who are registered holders of Common Shares may exercise rights of dissent with respect to their Common Shares pursuant to and in the manner set forth in Section 190 of the CBCA and this Section 4.1 (the “Dissent Rights”) in connection with the Arrangement as the same may be modified by the Interim Order or the Final Order; provided that, notwithstanding subsection 190(5) of the CBCA, the written objection to the Arrangement Resolution referred to in subsection 190(5) of the CBCA must be received by Corporation before 5:00 p.m. on the Business Day preceding the date of the Meeting (as it may be adjourned or postponed from time to time).

(b)
Dissent Shares held by Dissenting Shareholders who duly exercise their Dissent Rights shall be deemed to have been cancelled by AmalCo in exchange for AmalCo Common Shares and AmalCo Preferred Shares as provided in Section 3.1(d)(iii) and such AmalCo Preferred Shares and AmalCo Common Shares shall be deemed to have been, respectively, (i) redeemed and cancelled as provided in Section 3.1(f)(ii) and (ii) transferred (free and clear of all Liens) to Purchaser as provided in Section 3.1(g)(ii), and if such Dissenting Shareholders:

(i)
ultimately are entitled to be paid the fair value of such Dissent Shares, such Dissenting Shareholders shall be entitled to be paid the fair value of such Dissent Shares by Purchaser and will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holders not exercised their Dissent Rights in respect of such Dissent Shares, provided that the fair value of such Dissent Shares shall be allocated first to the AmalCo Preferred Shares redeemed and cancelled up to an amount equal to the Redemption Consideration, and any balance shall be allocated to the AmalCo Common Shares transferred; or

(ii)
ultimately are not entitled, for any reason, to be paid the fair value of such Dissent Shares, such Dissenting Shareholders shall be deemed to have participated in the Arrangement (including as provided in Sections 3.1(f)(i) and 3.1(g)(i)) and shall receive the Consideration.

4.2	Recognition of Dissenting Shareholders

(a)
In no circumstances shall Corporation, AmalCo, Purchaser or any other Person be required to recognize a Person exercising Dissent Rights unless such Person is the registered holder of those Common Shares in respect of which such rights are sought to be exercised.

(b)
In no case shall Corporation, AmalCo, Purchaser or any other Person be required to recognize Dissenting Shareholders as holders of Common Shares in respect of which Dissent Rights have been validly exercised after the Effective Time and the names of such Dissenting Shareholders shall be removed from the registers of Shareholders maintained by or on behalf of AmalCo at the Effective Time.

ARTICLE 5
PAYMENT AND CERTIFICATES

5.1	Delivery of Consideration

(a)
Upon the surrender to the Depositary of a certificate which immediately prior to the Effective Time represented outstanding Common Shares together with a duly completed and executed Letter of Transmittal (it being understood that AmalCo Preferred Shares and AmalCo Common Shares will be evidenced by the certificates evidencing Common Shares as no certificates will be issued in accordance with Section 3.1(d)(ii)), and such additional documents and instruments as the Depositary may reasonably require, the Shareholder surrendering such certificate shall be entitled to receive in exchange for each Common Share represented thereby, and the Depositary shall, in exchange, deliver to the applicable Shareholder as soon as practicable and in accordance with Section3.1(f), a cheque (or other form of immediately available funds) representing the cash amount that such Shareholder is entitled to receive under the Arrangement, less any amounts withheld pursuant to Section 5.3.

(b)
As soon as practicable after the Effective Time, the Depositary shall deliver on behalf of Corporation to each holder of Options, RSUs and DSUs, in accordance with Section 3.1(c), a cheque (or other form of immediately available funds) representing the cash amount that such holder of Options, RSUs or DSUs is entitled to receive under the Arrangement, as applicable, less any amounts withheld pursuant to Section 5.3.

(c)
Until surrendered as contemplated by this Section 5.1, each certificate that immediately prior to the Effective Time represented outstanding Common Shares shall be deemed, immediately after the completion of the transactions contemplated in Section 3.1, to represent only the right to receive upon such surrender cash in lieu of such certificate as contemplated in Section 3.1. Any such certificate formerly representing outstanding Common Shares not duly surrendered on or before the sixth (6th) anniversary of the Effective Date shall cease to represent a claim by or interest of any former Shareholder of any kind or nature against or in Corporation, AmalCo, Purchaser or any other Person.

(d)
Any payment made by way of cheque by the Depositary on behalf of Corporation, AmalCo or Purchaser, pursuant to the Arrangement that has not been deposited or has been returned to the Depositary or that otherwise remains unclaimed, in each case, on or before the sixth (6th) anniversary of the Effective Date, and any right or claim to payment hereunder that remains outstanding on the sixth (6th) anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature and the right of any Shareholder or holder of Options, RSUs or DSUs to receive the consideration for any Common Shares, Options, RSUs or DSUs pursuant to the Arrangement shall terminate and be deemed to be surrendered and forfeited to Purchaser or Corporation, as the case may be, for no consideration and shall cease to represent a right or claim of any kind or nature.

(e)
No Shareholder or holder of Options, RSUs or DSUs shall be entitled to receive any consideration with respect to Common Shares, Options, RSUs or DSUs other than the consideration to which such Shareholder or holder of Options, RSUs or DSUs is entitled to receive in accordance with Section 3.1, and no such Shareholder or holder of Options, RSUs or DSUs shall be entitled to receive any interest, dividends, premium or other payment in connection therewith, other than, subject to complying with Section 5.1 or 5.2, any declared but unpaid dividends with a record date prior to the Effective Date. No dividend or other distribution declared or made after the Effective Time with respect to Common Shares, Options, RSUs or DSUs with a record date on or after the Effective Date shall be delivered to the holder of any unsurrendered certificate which, immediately prior to the Effective Date, represented outstanding Common Shares, Options, RSUs or DSUs.

5.2	Lost Certificates

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Common Shares that were transferred pursuant to Section 3.1(e), shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary will pay and deliver, in exchange for such lost, stolen or destroyed certificate, the cash amount which such holder is entitled to receive pursuant to Section 3.1(f), net of amounts required to be withheld pursuant to Section 5.3. When authorizing such payment and delivery in exchange for any lost, stolen or destroyed certificate, the Person to whom the payment is made shall, as a condition precedent to the delivery thereof, give a bond satisfactory to Corporation, Purchaser and the Depositary in such sum as Purchaser may direct or otherwise indemnify Purchaser in a manner satisfactory to Purchaser against any claim that may be made against Purchaser with respect to the certificate alleged to have been lost, stolen or destroyed.

5.3	Withholding Rights

Each of Purchaser, AmalCo, Corporation, the Depositary or any other Person that makes a payment hereunder shall be entitled to (i) deduct and withhold from any consideration otherwise payable to any Shareholder or holder of Options, RSUs or DSUs under this Plan of Arrangement, such amounts as Purchaser, AmalCo, Corporation or the Depositary is directed to deduct and withhold or required to deduct and withhold with respect to such payment under the Tax Act or any provision of provincial, state, local or foreign tax law, subject to the provisions of any applicable income tax treaty between Canada and the country where the Shareholder or holder of Options, RSUs or DSUs is resident, and (ii) remit such deduction or withholding amount to or for remittance to the appropriate Governmental Entity. To the extent that amounts are so deducted and withheld, such deducted and withheld amounts shall be treated for all purposes as having been paid to the Shareholder or holder of Options, RSUs or DSUs, as applicable, in respect of which such deduction and withholding was made.

5.4	Paramountcy

From and after the Effective Time: (i) this Plan of Arrangement shall take precedence and priority over any and all Common Shares, Options, RSUs and DSUs issued prior to the Effective Time, (ii) the rights and obligations of the holders of Common Shares, Options, RSUs and DSUs, Corporation, AmalCo, Purchaser and the Depositary and any transfer agent or other depositary therefor in relation thereto, shall be solely as provided for in this Plan of Arrangement, and (iii) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Common Shares, Options, RSUs and DSUs shall be deemed to have been settled, compromised, released and determined without liability except as set forth herein.

ARTICLE 6
AMENDMENTS

6.1	Amendments to Plan of Arrangement

(a)
Corporation and Purchaser may amend, modify or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification or supplement must be (i) set out in writing, (ii) approved by Purchaser (in the case of an amendment, modification or supplement by Corporation) or Corporation (in the case of an amendment, modification or supplement by Purchaser), (iii) filed with the Court and, if made following the Meeting, approved by the Court, and (iv) communicated to Shareholders if and as required by the Court.

(b)
Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Corporation in accordance with the Arrangement Agreement at any time prior to the Meeting (provided that Purchaser shall have consented thereto) with or without any other prior notice or communication, and if so proposed and approved by the Persons voting at the Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c)
Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the Meeting shall be effective only if (i) it is consented to by each of Corporation and Purchaser, and (ii) if required by the Court, it is approved by Shareholders voting in the manner directed by the Court.

(d)
Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by Purchaser, provided that it concerns a matter which, in the reasonable opinion of Purchaser, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the interests of any Shareholders or holders of Options, RSUs or DSUs and such amendment, modification or supplement to the Plan of Arrangement need not be filed with the Court or communicated to former Shareholders.

ARTICLE 7
FURTHER ASSURANCES

7.1	Further Assurances

Notwithstanding that the transactions and events set out herein shall occur and be deemed to occur in the order set out in this Plan of Arrangement and shall become effective without any further act or formality, each of the Parties shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to further document or evidence any of the transactions or events set out herein.

Schedule A

[AmalCo Common Shares and AmalCo Preferred Shares rights and restrictions to be attached to the Nordion Articles of Amalgamation]

The common shares shall have attached thereto the following rights, privileges, restrictions and conditions:

(a)
Voting. Each common share shall entitle the holder thereof to receive notice of any meeting of shareholders of Corporation, to attend such meetings and to one (1) vote at all meetings of the shareholders of the Corporation.

(b)
Dividends. The holders of the common shares shall be entitled to receive during each year, as and when declared by the board of directors, dividends payable in money, property or by the issue of fully paid shares of the capital of the Corporation.

(c)
Liquidation, etc. In the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or other distribution of assets of the Corporation among shareholders for the purpose of winding up its affairs, the holders of the common shares shall be entitled to receive the remaining property of the Corporation.

(d)	Fractions. The common shares may be issued in fractions at any time and from time to time.

The preferred shares shall have attached thereto the following rights, privileges, restrictions and conditions:

(a)
Non-Voting. Subject to the provisions of the CBCA or as otherwise provided herein, the holders of the preferred shares shall not be entitled to receive notice of, nor to attend or vote at, meetings of the shareholders of the Corporation.

(b)
Dividends. The holders of the preferred shares shall be entitled to receive during each month, as and when declared by the board of directors, but always in preference and priority to any payment of dividends on the common shares or any other shares ranking junior to the preferred shares, non-cumulative dividends at a fixed rate of one third of one percent (1/3 of 1%) per month calculated on the Redemption Price (as hereinafter defined in paragraph II(f) of each such share, payable in money, property or by the issue of fully paid shares of any class of the share capital of the Corporation. The holders of the preferred shares shall not be entitled to any dividend in excess of the dividend hereinbefore provided for.

(c)
Liquidation, etc. In the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or other distribution of property of the Corporation among shareholders for the purpose of winding up its affairs, the holders of the preferred shares shall be entitled to receive for each preferred share, in preference and priority to any distribution of the property of the Corporation to the holders of the common shares or to any other shares ranking junior to the preferred shares, an amount equal to the Redemption Price plus all declared and unpaid dividends thereon, but shall not be entitled to share any further in the distribution of the property of the Corporation.

(d)
Redemption by Corporation. The Corporation may, in the manner hereinafter provided, redeem at any time all, or from time to time any part, of the outstanding preferred shares on payment for each preferred share to be redeemed at the Redemption Price plus all declared and unpaid dividends thereon.

(e)
Purchase for Cancellation. The Corporation may purchase for cancellation at any time all, or from time to time any part, of the preferred shares outstanding, by private contract at any price, or by invitation for tenders addressed to all the holders of the preferred shares at the lowest price at which, in the opinion of the directors, such shares are obtainable but not exceeding the Redemption Price thereof. If less than all of the preferred shares represented by any certificate be purchased for cancellation, a new certificate for the balance shall be issued.

(f)
Redemption Price. For the purposes of the foregoing paragraphs II(b), (c), (d), and (e), and as adjusted for fractional shares, the “Redemption Price” of each whole preferred share shall be an amount equal to the quotient obtained by dividing (i) the Redemption Amount by (ii) the number of whole preferred shares issued and outstanding at each time.

(g)
No Change. No change to any of the provisions of paragraphs II(a) to (f) or of this paragraph (g) shall have any force or effect until it has been approved by a majority of not less than two thirds (2/3) of the votes cast by the holders of the issued preferred shares, voting separately as a class at a meeting of such holders specially called for that purpose, or by a resolution in writing signed by all the holders of the preferred shares, in addition to any other approval required by the CBCA.

(h)	Fractions. The preferred shares may be issued or redeemed in fractions at any time and from time to time.

Interpretation

“Plan of Arrangement” means and refers to the plan of arrangement, made in accordance with the Arrangement Agreement dated March 28, 2014, entered into by Nordion Inc. STHI Holding Corp., STHI Intermediate Holding Corp., Sterigenics International LLC and 8832528 Canada Inc. and attached as Appendix “A” to the management information circular of Nordion Inc. dated April 22, 2014 relating to the annual and special meeting of shareholders of Nordion Inc., subject to any amendments or variations to such plan made in accordance with the Arrangement Agreement, or made at the direction of the Court in the Final Order with the prior written consent of Corporation and Purchaser, each acting reasonably.

The items not otherwise defined herein have the meaning ascribed to them in the Plan of Arrangement.

Exhibit I

[Nordion Articles of Amalgamation to be attached in accordance with the Arrangement Agreement]

[LETTERHEAD OF JEFFERIES LLC]

APPENDIX “B” — OPINION OF JEFFERIES LLC

May 4, 2014

The Board of Directors
    and the Special Committee of the Board of Directors
Nordion Inc.
447 March Road
Ottawa, Ontario
Canada K2K 1X8

The Board of Directors and Special Committee:

We understand that Nordion Inc., a Canadian corporation (“Nordion”), 8832528 Canada Inc., a Canadian corporation (“Purchaser”), and STHI Holding Corp., a Delaware corporation (“STHI Holding”), STHI Intermediate Holding Corp., a Delaware corporation (“STHI Intermediate”), and Sterigenics International LLC, a Delaware limited liability company (“Sterigenics” and, together with STHI Holding and STHI Intermediate, the “Guarantors”), each an affiliate of GTCR LLC (“GTCR”), propose to enter into an Amendment to the Arrangement Agreement, dated as of March 28, 2014 (as so amended, the “Agreement”), pursuant to which Sterigenics (through Purchaser) will acquire, pursuant to a plan of arrangement and certain related transactions, all outstanding common shares of Nordion (“Nordion Common Shares”) for U.S.$12.25 per share in cash (the “Consideration” and, such acquisition, the “Arrangement”). The terms and conditions of the Arrangement are more fully set forth in the Agreement and Plan of Arrangement attached as Schedule A thereto (the “Plan of Arrangement”).

You have asked for our opinion as to whether the Consideration to be received in the Arrangement by holders of Nordion Common Shares pursuant to the Agreement is fair, from a financial point of view, to such holders.

In arriving at our opinion, we have, among other things:

(i)
reviewed the Arrangement Agreement, dated as of March 28, 2014, and related Plan of Arrangement, and an execution version, provided to us on May 4, 2014, of the Amendment to such Arrangement Agreement;

(ii)	reviewed certain publicly available financial and other information about Nordion;

(iii)
reviewed certain information furnished to us by the management of Nordion relating to the business, operations and prospects of Nordion, including financial forecasts and estimates prepared by the management of Nordion reflecting, among other things, alternative business assumptions as to the continued supply after fiscal year 2016 of isotopes for Nordion’s primary medical isotopes product, Molybdenum-99 (Mo-99) (such forecasts and estimates, assuming no continued supply of Mo-99 after fiscal year 2016, the “Base Forecasts” and, assuming such continued supply, the “Alternative Supply Forecasts”);

(iv)
held discussions with members of senior management of Nordion concerning the matters described in clauses (ii) and (iii) above, including the assessments of such management as to the potential risks and uncertainties regarding the future supply of isotopes for Nordion’s Mo-99 product and the relative likelihood of achieving the financial results reflected in the Base Forecasts and the Alternative Supply Forecasts;

(v)
held discussions, at the direction of the Board of Directors of Nordion and the Special Committee thereof (collectively, the “Board”), with third parties to solicit indications of interest in the possible acquisition of Nordion;

(vi)	reviewed the trading price history and implied multiples for Nordion Common Shares and compared them with those of certain publicly traded companies that we deemed relevant;

(vii)	compared the financial terms of the Arrangement with financial terms of certain other transactions that we deemed relevant; and

(viii)	conducted such other financial studies, analyses and investigations as we deemed appropriate.

The Board of Directors
    and the Special Committee of the Board of Directors
Nordion Inc.
May 4, 2014

In our review and analysis and in rendering this opinion, we have assumed and relied upon, but have not assumed any responsibility to independently investigate or verify, the accuracy and completeness of all financial and other information that was supplied or otherwise made available by Nordion or that was publicly available to us (including, without limitation, the information described above), or that was otherwise reviewed by us. We have relied on assurances of the management of Nordion that it is not aware of any facts or circumstances that would make such information inaccurate or misleading. In our review, we did not obtain any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise), nor did we conduct a physical inspection of any of the properties or facilities, of Nordion or any other entity and we have not been furnished with, and assume no responsibility to obtain, any such evaluations, appraisals or physical inspections.

With respect to the financial forecasts and estimates provided to and reviewed by us, we note that projecting future results of any company is inherently subject to uncertainty. We have been informed, however, and we have assumed, at your direction, that such financial forecasts and estimates (including risk adjustments reflected therein) were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Nordion as to the future financial performance of Nordion and, based on the assessments of the management of Nordion as to the potential risks and uncertainties regarding the future supply of isotopes for Nordion’s Mo-99 product and the relative likelihood of achieving the financial results reflected in the Base Forecasts and the Alternative Supply Forecasts, we have been directed to rely upon the Base Forecasts for purposes of our analyses and opinion. We express no opinion as to any financial forecasts or estimates provided to or reviewed by us or the assumptions on which they are based. We also have relied upon the assessments of the management of Nordion as to, among other things, (i) the potential impact of governmental and regulatory policies and matters affecting Nordion and its business and (ii) the validity of, and risks associated with, Nordion’s existing and future products, including Mo-99.

Our opinion is based on economic, monetary, regulatory, market and other conditions existing and which can be evaluated as of the date hereof. We expressly disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting our opinion of which we become aware after the date hereof.

We have made no independent investigation of any legal, accounting or tax matters affecting Nordion, any other entity or the Arrangement or related transactions, and we have assumed the correctness in all respects meaningful to our analysis of all legal, accounting and tax advice given to Nordion or the Board, including, without limitation, advice as to the legal, accounting and tax consequences to Nordion and its shareholders of the terms of, and transactions contemplated by, the Agreement. In addition, in preparing this opinion, we have not taken into account any tax consequences of, or currency or exchange rate fluctuations with respect to the Consideration payable in, the Arrangement or related transactions to any holder of Nordion Common Shares. We have assumed, at the direction of the Board, that the final Agreement (and related Plan of Arrangement), when signed by the parties thereto, will not differ from the execution version of the Agreement (and related Plan of Arrangement) reviewed by us in any respect meaningful to our analyses or opinion. We also have assumed that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Arrangement and related transactions, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on Nordion or the Arrangement or related transactions.

It is understood that our opinion is for the use and benefit of the Board (in its capacity as such) in its evaluation of the Arrangement, and our opinion does not address the relative merits of the Arrangement or other transactions contemplated by the Agreement as compared to any alternative transaction or opportunity that might be available to Nordion, nor does it address the underlying business decision by Nordion to engage in the Arrangement or related transactions or the terms of the Agreement or the documents referred to therein, any term, aspect or implication of any support and voting agreement, deposit, escrow or loan arrangement or other agreements or arrangements contemplated by or resulting from the Arrangement or related transactions or otherwise. Our opinion does not constitute a recommendation as to how any shareholder should vote or act with respect to the Arrangement or related transactions or any related matter. In addition, you have not asked us to address, and this opinion does not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of Nordion, other than holders of Nordion Common Shares (as expressly set forth herein). We express no opinion as to the prices at which Nordion Common Shares will trade at any time. Furthermore, we do not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any of Nordion’s officers, directors or employees, or any class of such persons, in connection with the Arrangement or related transactions relative to the Consideration or otherwise. The issuance of our opinion has been authorized by the Fairness Committee of Jefferies LLC.

We have been engaged by Nordion to act as its financial advisor in connection with the Arrangement and will receive a fee for our services, a portion of which is payable upon delivery of this opinion and the principal portion of which is payable contingent upon consummation of the Arrangement. We also will be reimbursed for expenses incurred in connection with our engagement. In addition, Nordion has agreed to indemnify us against liabilities arising out of or in connection with the services rendered and to be rendered by us under such engagement. We and our affiliates, including senior members of the team involved in providing Jefferies’ services to Nordion in connection with the Arrangement, in the past have provided and currently are providing financial advisory and financing services to Nordion and certain affiliates of Sterigenics (including GTCR and/or certain other portfolio companies of GTCR) and have received and expect to receive fees for the rendering of such services including, during the two-year period prior to the date hereof, (i) having acted as financial advisor to Nordion in connection with the sale of its targeted therapies business in 2012 and (ii) having provided or providing certain financial advisory services to GTCR in connection with its acquisition of Sterigenics in 2011 and other acquisitions or dispositions on behalf of GTCR and/or certain of its portfolio companies. In the ordinary course of business, we and our affiliates may trade or hold securities of Nordion and/or its affiliates for our own account and for the accounts of our customers and, accordingly, may at any time hold long or short positions in those securities. In addition, we and our affiliates may in the future seek to provide financial advisory and financing services to Nordion, Sterigenics and their respective affiliates (including GTCR and/or other portfolio companies of GTCR) for which we and our affiliates would expect to receive compensation.

Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the Consideration to be received in the Arrangement by holders of Nordion Common Shares pursuant to the Agreement is fair, from a financial point of view, to such holders.

Very truly yours,

/s/ Jefferies LLC

JEFFERIES LLC

The Depositary is:

CST Trust Company

By Registered Mail, by Hand or by Courier
Attention: Corporate Actions
320 Bay Street, Basement Level (B1)
Toronto, ON M5H 4A6

By Mail
P.O. Box 1036
Adelaide Street Postal Station
Toronto, ON M5C 2K4

North American Toll Free Phone: 1-800-387-0825
E-mail: inquiries@canstockta.com
Outside North America, Banks and Brokers Call Collect: 416-682-3860

CANADIAN Shareholders: Any questions and requests
for assistance may be directed to
CST Phoenix Advisors at:

North American toll Free Number: 1-800-332-4904
Outside North America, Banks,
Brokers and Collect calls:
1-201-806-2222

Email: Inquiries@phoenixadvisorscst.com
North American Toll Free Facsimile: 1-888-509-5907
Facsimile: 1-647-351-3176

US Shareholders: Any questions and requests for
assistance may be directed to

Innisfree M&A Incorporated, at:

North American Toll-Free
Number: 1-888-750-5834
Outside North America and Collect
Calls: 1-212-750-5833

Nordion Inc.
447 March Road
Ottawa, ON K2K 1X8
Canada

www.nordion.com